PDL BioPharma™ INC



In 2005, we achieved our commercial transformation.

Looking ahead, our vision is 2010.

2005 Annual Report

A clear vision:



Retavase® 10 UNITS
Reteplase recombinant
Single use vial. Reconstitute with 10
Store at 2-25°C (36-77°F). DO NOT
Rx only
PDL BioPharma, Inc.

Through strategic acquisitions and partnerships, we have become a commercial biopharmaceutical company, reflected in our new name, PDL BioPharma. We have a portfolio of acute-care hospital products being commercialized by our own U.S. marketing and sales force. We have a growing and diverse revenue base, six promising product candidates in clinical development and a strategy to fuel our pipeline through internal discovery and collaboration.

from

We hit our goal in 2005 to create a commercial business, while enhancing shareholder value.

We've transformed our business and now we're focused on becoming a sustainable and growing biopharmaceutical company.

2005 to Vision 2010

We have set our sights even higher over the next five years and as part of our Vision 2010 aims, we are executing the strategies that will enable us to solidify our position as a top-tier biopharmaceutical company.

STRATEGY 1 Reach or maintain No. 1 or No. 2 dollar market shares for marketed drugs

STRATEGY 2 Develop and launch at least three products

STRATEGY 3 Establish a deeper, stronger pipeline

STRATEGY 4 Expand commercial operations to Europe

STRATEGY 5 Sustainably grow revenue and earnings performance

To Our Shareholders...

MARK McDADE CHIEF EXECUTIVE OFFICER



2005 was a year of dramatic change. We created a new commercial platform in the U.S., completed two major collaborations to advance our pipeline and met our financial goal of delivering positive cash flow from operations in the fourth quarter. We've also articulated a clear new vision and set of ambitious aims — Vision 2010 — to drive our future commercial, clinical and operational efforts. If successful over the next five years, I believe PDL BioPharma will be ranked among the top tier of biotechnology firms.

Simply put, we've transformed. Reflecting our recent accomplishments, PDL today is a dynamic 1,000-person company focused on the acute-care hospital marketplace with a sales force of approximately 105 field representatives, a healthy revenue stream and a future that we feel is bright. Within the past 12 months, we've created a commercial capability aimed at maximizing our marketed product portfolio while paving the way for potential launches of future products into the acute-care marketplace.

We've evolved so significantly that in January 2006, we changed our name to PDL BioPharma, a new identity that retains our heritage as a leader in the field of humanized antibodies but also now reflects our commercial competence and our future prospects as a dynamic new drug company. Along with launching this new identity, we outlined our Vision 2010 aims, including the potential launches of three new products in the next five years in the U.S. and/or Europe, top- and bottom-line growth of at least 25% annually, multiple global partnerships and a deeper, stronger pipeline. If we achieve these aims, we believe we can reach $1 billion in total operating revenues by 2010, realizing our vision to evolve from a royalty-based company to a product-generating biopharmaceutical enterprise.

BUILDING OUR COMMERCIAL ENTERPRISE FOCUSED ON GROWTH...

The strategic initiatives that we originated in early 2003 led to a broader revenue stream and exceptional revenue growth in 2005, and transitioned us from a technology platform company principally dependent on royalty-related revenues. Top-line growth was driven by net product sales, by royalties from sales of antibodies licensed under our humanization patents, and by payments to PDL as part of licensing and

> "Welcome to PDL BioPharma, where we're building a dynamic new drug company supported by a strong foundation of products, pipeline and performance."

collaborative agreements. Revenues from our three marketed drugs, *Cardene®* I.V., *Retavase®* and IV *Busulfex,®* coupled with our steadily growing royalty stream, led to a 191% increase in total revenues to nearly $280 million.

These higher revenues enabled PDL to achieve positive non-GAAP operating earnings for the calendar year, a full year ahead of our plans that we outlined at the beginning of 2005.

The events of 2005 stemmed from initiatives begun in early 2003. Key among these:

- We acquired Eos in April 2003 to help build a strong research platform. At the time of purchase, M200 was an antibody in preclinical development. In 2005, after entering multiple Phase 2 studies in solid tumors, we partnered M200 and two additional antibody programs with Biogen Idec in a precedent-setting $800 million, "fifty-fifty" development and profit-sharing transaction.
- We acquired all rights to daclizumab back from Roche in late 2003. At that time, we awaited future Phase 2 results from two ongoing studies. That purchase was validated in 2005 based on two separate partnerships: the first in MS and certain other diseases with Biogen Idec, and the second with Roche, expanding our asthma alliance to include a second major effort aimed at chronic transplantation.
- We acquired ESP Pharma, Inc. and *Retavase* in March 2005, and added a profitable commercial platform that accelerated our path to profitability while improving our chances of success for product launches of our later stage pipeline.
- Shortly after going commercial, we announced positive Phase 2 results for a newly acquired compound — ularitide — in acute decompensated heart failure.

These steps have been aided by our team's relentless focus on execution and attaining a commercial presence. We've also enhanced our team with new talent to help lead us toward the future. With two recent senior team additions, we added an accomplished Chief Financial Officer, Andrew Guggenhime, and a seasoned head of Quality and Compliance, Dr. Peter Calcott. At the board level, we added Dr. Samuel Broder, the current CMO at Celera and the former head of the NCI, and Brad Goodwin, the CEO of Novacea and former VP Finance at Genentech. At the same time, we're grateful for the nearly 20 years of effort from our co-founder and director, Dr. Cary Queen, who retired from our board in February 2006 but continues to serve as an important advisor and consultant to PDL.

Integration of two companies, Eos and ESP Pharma, into PDL over the last three years was not easy. Yet we've created a confident new culture that takes pride in bringing products to market while working hard on a promising pipeline of later-stage programs.

...WITH A DEEP PIPELINE THAT COULD ENABLE THREE PRODUCT LAUNCHES IN THE NEXT FIVE YEARS

In addition to our commercial progress, we've also quietly fashioned a formidable later-stage product pipeline. At the end of 2005, our proprietary pipeline consisted of four antibodies and two peptides. Two of these drugs were not even part of PDL's pipeline at the beginning of 2005. Each of the three candidates nearest to market — terlipressin, *Nuvion*® and ularitide — fits with our hospital-based commercial strategy.

By the end of 2006, we expect to have these three compounds in registrational trials with an eye toward our first product launch — for terlipressin — in 2007. Currently, our partner Orphan Therapeutics, LLC is conducting a Phase 3 clinical trial using terlipressin to treat type 1 hepatorenal syndrome (HRS), a life-threatening condition associated with end-stage liver cirrhosis for which no approved medical therapy exists. We expect to report results from this trial in late 2006 and, if positive, a New Drug Application for terlipressin could be submitted in early 2007. We hold exclusive rights to market and further develop this product in North America.

Next in line is *Nuvion*, our proprietary antibody that could provide a therapeutic alternative for IV-steroid refractory ulcerative colitis patients whose most likely current outcome is surgical removal of their colon. *Nuvion* is currently being evaluated in a Phase 2/3 clinical trial in the U.S. and Europe. Pending an interim analysis anticipated by the fourth quarter of this year, we expect to begin a second pivotal double-blind, placebo-controlled Phase 3 study by the end of 2006, and a potential Biologics License Application for this product in 2008. PDL currently holds worldwide rights to this humanized antibody.

Our third proprietary product undergoing development is ularitide, for which we also hold exclusive and worldwide rights. This product candidate has shown promise in two Phase 2 studies for acute decompensated heart failure. We are currently pursuing the Scientific Advice procedure with European regulatory authorities,

2006 Key Corporate Aims

- Build market share for our three marketed products
- Grow product and royalty revenues by at least 25%
- Achieve clinical progress with three pivotal programs by year end
- Prepare for potential launch of terlipressin in 2007
- Advance the development of daclizumab, M200 and *HuZAF*™ with partners
- Initiate a Phase 1 study with new myeloma antibody by year end
- Establish European commercial presence by year end
- Achieve positive non-GAAP earnings on a full-year basis

and expect to begin a Phase 3 study in Europe in the second half of 2006. Based on ongoing regulatory discussions in the U.S., we also hope to initiate a study in the U.S. late this year, and to review these findings with the FDA in 2007.

We are also making solid progress with our partners to advance our pipeline. Our newly formed alliance with Biogen Idec and our expanded alliance with Roche are helping to propel further development of our mid-stage programs, which include: daclizumab for asthma, MS and transplant maintenance; M200 for solid tumors; and *HuZAF*, now underway in a Phase 2 study in rheumatoid arthritis. These collaborations support our hospital focus while simultaneously ensuring strong and global development with our accomplished partners to maximize potential of these products in many non-hospital indications.

With our focus on building a sustainable pipeline of promising therapeutics, late this year we also anticipate initiating a Phase 1 study of a new humanized antibody in the setting of multiple myeloma, delivering on our goal to start clinical trials for at least one new antibody product per year.

PASSIONATE ABOUT OUR FUTURE...

I can't predict the future. But I can convey what our priorities are for 2006 with the goal of realizing Vision 2010. Think about it in the three ways our PDL team focuses on our upcoming challenges:

1. We have yet to develop or register a drug in the U.S. or Europe, but we're committed to do just that for three drugs over the next five years, starting with our support of the terlipressin NDA filing anticipated in early 2007.
2. We have yet to produce a commercially licensed drug internally, but our new Minnesota plant is expected to commence clinical supply of antibodies by the middle of this year. We hope this same facility one day will produce licensed *Nuvion*, should the drug gain regulatory approval.
3. We have yet to launch a new drug to customers in any marketplace, yet we hope to start with terlipressin in the U.S. in 2007, and launch at least two more, *Nuvion* and ularitide, by the end of 2010, in the U.S. and Europe, respectively.

Looking ahead, I can assure you we'll stay focused on our aims while seeking to provide encouraging shareholder returns. If we achieve these results, the real winners will be the many patients around the globe who will someday benefit from the fruits of our collective labor. Whether it's delaying a colectomy, improving outcomes in advanced liver disease, controlling hypertension during stroke or critical surgery, providing supportive care for a bone marrow transplant or extending the life of a heart failure patient, we're passionate about our business — to improve or save lives through the development and commercialization of acute-care products.

In closing, I want to thank our employees, our partners and our collaborators around the globe for their superior performance and constant dedication to our growing business; I thank our board of directors for their ongoing support and guidance in shaping Vision 2010; and importantly, I thank you, our shareholders, for your shared enthusiasm and commitment to building a dynamic new drug company — PDL BioPharma. We believe we've created something special, and hope to continue successfully building PDL in many ways in 2006 and beyond.

Best regards,

MARK McDADE
Chief Executive Officer
May 1, 2006



A CLEAR VISION

Our products:

PDL BioPharm... eveloping and ... ate-care treatme... from severe or life-threa... ...dy affecting the lives of ... ...ss therapeutic areas from ... with three ...

meeting important patient needs



Our products are gaining a growing share of the $24 billion U.S. acute-care market. Today our three products *Cardene*® I.V., *Retavase*® and IV *Busulfex*® are marketed to physicians in more than 1,600 hospitals in North America.


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A COMMERCIAL FOCUS ON ACUTE CARE

PDL BioPharma's commercial strategy is focused on delivering innovative therapies to the acute-care hospital marketplace. Our 105 field representatives market three biopharmaceutical products: *Cardene* I.V., *Retavase* and IV *Busulfex* to a range of hospital-based customers.

In the hospital setting, our sales force focuses on decision makers in the cardiac, neurological and intensive care units as well as emergency departments. In the cardiovascular arena, we're building relationships with cardiovascular and vascular surgeons, cardiovascular anesthesiologists, and emergency room physicians for both *Cardene* I.V. and *Retavase*, and beginning to work with a number of hospitals in the development of our candidate for acute decompensated heart failure, ularitide. Similarly, our presence in the transplant and oncology settings could help support future launches for pipeline products like terlipressin and M200.



We are bringing needed therapies to patients and providing opportunity for growth as we establish relationships and pave the way for our future pipeline products.



PRODUCT SALES DIVERSIFY REVENUE BASE

2005 was a pivotal year in PDL's rapid evolution from a company dependent on licensing activities, humanization services and royalties as primary sources of revenues to a commercial enterprise that derives a large portion of its revenues from net product sales. In 2005, net product sales of $121.2 million represented 43% of our total operating revenues. PDL marketed products for roughly nine months of the year following the March 2005 acquisitions of privately held ESP Pharma, and *Retavase*, which we purchased from a subsidiary of Johnson & Johnson.

NEW PRODUCTS WILL DRIVE OUR FUTURE GROWTH

Between the years 2007 and 2010, we hope to launch at least three potential new products — a key element of our Vision 2010 aims.

Our most advanced clinical-stage program is the Phase 3 program for terlipressin, conducted by our partner Orphan Therapeutics, LLC for the treatment of type 1 hepatorenal syndrome (HRS). If terlipressin ultimately were approved for therapeutic use, we would expand our sales and marketing operations to facilitate greater access to transplant centers in the U.S. and Canada.

Similarly, if *Nuvion*® were approved for the treatment of IV steroid-refractory ulcerative colitis, further sales force expansion would meet our potential promotional needs for a *Nuvion* launch aimed at hospitals that perform gastrointestinal surgery or treat severely ill ulcerative colitis patients.


NDC 67286-0053-1
Sterile
IVBusulfex
(busulfan)
10 mL (6 mg/mL)
Single-Use Ampule
Caution: Must be
diluted before use.
Each ampule contains:
60 mg busulfan, USP
3.33 mL dimethylacetamide
Retavase
Reteplase
Rx only
CARDENE® I.V.
(nicardipine hydrochloride)
25 mg (2.5 mg/mL)
10 mL ampul
WARNING: MUST BE DILUTED BEFORE INFUSION

Cardene® I.V. (nicardipine hydrochloride)

Enabling physicians today to manage acute hypertension

Cardene I.V. is the only branded, U.S.-approved dihydropyridine class calcium channel blocker delivered intravenously that is indicated for short-term treatment of hypertension, or high blood pressure, when oral therapy is not feasible or desirable.

ADVANTAGES *Cardene* I.V. can be used broadly intravenously for many types of patients. Many surgical patients develop hypertension during or following surgery. Patients receive *Cardene* I.V. to reduce high blood pressure during or after surgery. American Heart Association and American Stroke Association guidelines recommend *Cardene* I.V. for hypertension management of acute ischemic stroke.

COMMERCIAL STRATEGY About three million patients are treated annually with an IV anti-hypertensive drug in the hospital setting. The primary driver in future growth of *Cardene* I.V. will be the effective marketing by our growing sales force to more than 1,600 hospitals in the United States. We believe *Cardene* I.V. has an opportunity to become the leading IV anti-hypertensive drug used in neurovascular, or stroke units, helping some of the 700,000 patients who suffer a new recurrent stroke each year.



"Often, hospitalized patients experiencing hypertension may not be able to take certain medications because they are awaiting surgery or may be intubated and therefore cannot take oral medication. For these patients, *Cardene* offers rapid, precise blood pressure control and is as effective as the current standard of care with fewer dose adjustments required."

MANISH MEHTA, M.D., M.P.H. DIRECTOR OF ENDOVASCULAR SERVICES, THE INSTITUTE FOR VASCULAR HEALTH AND DISEASE, ALBANY, NEW YORK

Retavase® (reteplase)

Potentially life-saving agent in the crucial minutes after heart attack

Retavase, a fibrinolytic agent, is indicated for use in the management of heart attacks (acute myocardial infarction, or AMI) in adults for the improvement of cardiac function following AMI, the reduction in the incidence of congestive heart failure, and the reduction of mortality associated with AMI.

ADVANTAGES *Retavase* is given as a fixed-dose, double-bolus intravenous injection. No weight-based dosing means ease of administration and less chance of dosing errors. IV injection offers potentially more convenient and faster administration than continuous IV infusion.

GROWTH POTENTIAL AMI is the leading cause of death in the United States. The medical community continues to explore ways to improve outcomes in heart attack patients and the role of fibrinolytics remains significant, particularly in communities where percutaneous coronary intervention (PCI) is not practical due to delays in transfer times or limited accessibility. We will also have access to results of an ongoing study, being performed by another sponsor, that includes the use of *Retavase* as a component of therapy for acute myocardial infarction in the setting of PCI.



"Time to treatment is a critical determinant of outcome for patients who experience heart attacks. It is imperative for patients to be treated quickly after the onset of symptoms. Prolonged transport to a hospital or limited accessibility can delay the time to treatment in a cath lab. These barriers do not affect fibrinolytic treatment. A patient can be treated regardless of location. Fibrinolytic treatment remains a significant and valuable therapy in the crucial minutes following a heart attack."

WILLIAM BODEN, M.D. HARTFORD HOSPITAL, HARTFORD, CONNECTICUT

IV *Busulfex*®
(busulfan) injection

Our entry into oncology

IV *Busulfex* is an intravenous form of oral busulfan and is indicated in combination with cyclophosphamide as a conditioning agent prior to an allogeneic blood or marrow transplant (BMT) in patients with chronic myelogenous leukemia (CML).

ADVANTAGES IV *Busulfex* is 100% bioavailable, so the entire amount administered is available in the systemic circulation after infusion. Unlike oral busulfan, drug administration is not affected by vomiting. At the recommended dose and schedule, the predictable pharmacokinetics of IV *Busulfex* result in low dose-to-dose variability in busulfan systemic exposure, which provides dose assurance without the need for therapeutic drug monitoring in most adult patients. Accurate dosimetry can be achieved because IV *Busulfex* can be precisely dosed in a controlled manner.

GROWTH POTENTIAL IV *Busulfex* has been published and is currently being studied in numerous investigator-sponsored trials as a conditioning agent in multiple tumor types. IV *Busulfex* is approved in 37 countries and was launched in Europe (currently sold as Busilvex) by Pierre Fabre Medicament S.A. (Pierre Fabre) as a conditioning agent in combination with cyclophosphamide where the regimen is considered the best available option. It is also marketed in several countries in Asia by Kirin Brewery Company, Limited (Kirin) and may be approved in Japan in 2006.



"A hematopoietic stem cell transplant is still the only curative treatment for several hematologic diseases. At The University of Texas M. D. Anderson Cancer Center, we are striving to improve patient outcomes by optimizing the conditioning regimen to administer a standardized and uniform IV *Busulfex* drug delivery. IV *Busulfex's* linear and predictable pharmacokinetics has enabled it to become a gold standard conditioning agent for myeloid malignancies." **BORJE S. ANDERSSON, M.D., Ph.D.,**
PROFESSOR, BLOOD AND MARROW TRANSPLANTATION,
THE UNIVERSITY OF TEXAS M. D. ANDERSON CANCER CENTER

A CLEAR VISION

Our pipeline:

... later-stage pipeline spans a range of disease areas requiring new therapeutic options, ...ng advanced liver disease, acute cardiac care, ...ne disease, inflammatory conditions ...with six product candidates in clinical ... and a seventh anticipated by ...uniquely positioned to have ...les in pivotal studies





moving toward three pivotal studies

Our pipeline

Catalyst for future growth

Central to advancing our business is an exciting biotech pipeline funded in part by strong global partners. Both our new partnership with Biogen Idec and our expanded partnership with Roche, related to mid-stage products that address needs in multiple sclerosis, moderate to severe asthma, oncology and transplant maintenance, reflect this commitment. We are also more focused than ever on advancing our unpartnered later-stage programs. We are in a position to have three breakthrough molecules in pivotal studies by year-end 2006 — terlipressin, already in Phase 3; *Nuvion*, which is underway in a pivotal Phase 2/3 study; and ularitide, which we are targeting for Phase 3 commencement in Europe in the second half of this year. The table below describes our pipeline and the status of projects.

Product Disease Setting	Phase 1	Phase 2	Phase 2/3	Phase 3
Terlipressin[1] (synthetic 12 amino acid peptide)				
Type I hepatorenal syndrome				
Nuvion® (visilizumab, anti-CD3)				
IV steroid-refractory ulcerative colitis (IVSR-UC)				
Crohn's disease (CD)				
Ularitide				
Acute decompensated heart failure (ADHF)				
Daclizumab[2] (anti-CD25)				
Chronic, persistent asthma				
Multiple sclerosis (MS)				
Transplant maintenance[3]				
M200[4] (volociximab, anti-$\alpha_5\beta_1$ integrin)				
Solid tumors				
HuZAF™[4] (fontolizumab, anti-gamma interferon)				
Rheumatoid arthritis (RA)				

(1) Developed by Orphan Therapeutics; designated as an Orphan Drug program and granted Fast Track status
(2) Partnered with Roche for asthma and other respiratory diseases, and transplant maintenance; partnered with Biogen Idec for MS and other indications
(3) Study planned
(4) Partnered with Biogen Idec for all indications

Terlipressin

Potentially addressing an unmet need in Type 1 hepatorenal syndrome (HRS)

Terlipressin is a vasoactive peptide derived from the naturally occurring lysine-vasopressin. Terlipressin causes constrictive activity in vascular and extra-vascular smooth muscle via V-1 receptors. As a consequence, it reduces blood flow in the splanchnic area and thereby lowers portal blood pressure. This leads to reduction in fluid retention and an increase in fluid excretion, resetting the fluid balance status.

CLINICAL DEVELOPMENT STATUS Terlipressin is being developed by our partner Orphan Therapeutics, LLC, which has completed enrollment in a Phase 3 clinical trial in patients with type 1 hepatorenal syndrome (HRS). The double-blind, placebo-controlled Phase 3 trial was conducted in the United States and Europe. Terlipressin is approved in many European and Asian countries for the treatment of esophageal variceal hemorrhage.

UNMET MEDICAL NEED Patients with end-stage liver disease may develop progressive deterioration of renal function, characterized as type 1 HRS. There is currently no approved treatment for type 1 HRS in the United States. These patients have a median survival of less than two weeks. The treatment of choice is liver transplantation, an option not always available to all patients. There are approximately 10,000 to 13,000 patients in the U.S. each year that could be candidates for this therapy. The program received both Orphan Drug and Fast Track status during 2005.

DEVELOPMENTS TO WATCH Enrollment in the Phase 3 clinical study in type 1 HRS has been completed. Results from this study are expected to be available late in 2006. PDL has exclusive marketing rights to potentially market terlipressin in the United States and Canada.


Protocol No.:
Lyophilized
Store
Caution: New Drug
Orphan

Nuvion® (visilizumab, anti-CD3)

First potential antibody for intravenous steroid-refractory ulcerative colitis (IVSR-UC)

Nuvion is a humanized monoclonal antibody directed at the CD3 antigen on T cells. Several studies suggest T-lymphocytes are the primary immune cells mediating the onset and progression of autoimmune diseases such as ulcerative colitis and Crohn's disease.

CLINICAL DEVELOPMENT STATUS *Nuvion* is being evaluated in the first of two pivotal studies for the treatment of IVSR-UC as well as two pilot Phase 2 trials for Crohn's disease.

UNMET MEDICAL NEED Ulcerative colitis is a lifelong autoimmune disease causing inflammation and ulceration of the inner lining of the large intestine, leading to rectal bleeding and diarrhea. Close to half of all people suffering from severe ulcerative colitis will be hospitalized, and for many, surgical removal of the colon is the only treatment option. *Nuvion* may represent an alternative to surgery for approximately 12,000 to 15,000 people in the United States and similar numbers in Europe.

DEVELOPMENTS TO WATCH PDL has initiated the first of two pivotal clinical studies in IVSR-UC, a Phase 2/3 clinical study. The second pivotal trial, a Phase 3 clinical trial, would be initiated following an interim analysis by a Data Safety and Monitoring Board in the Phase 2/3 study.

Ularitide

For acute decompensated heart failure (ADHF)

Ularitide is a synthetic natriuretic peptide found in the kidneys that is derived from the same prohormone that produces atrial natriuretic peptide.

CLINICAL DEVELOPMENT STATUS Results from a double-blind, placebo-controlled Phase 2 study of ularitide (SIRIUS II) in 221 patients were reported in September 2005. The study was conducted by CardioPep Pharma GmbH, a German biotechnology company.

UNMET MEDICAL NEED In the United States alone, there are approximately one million hospitalizations per year for acute heart failure. There is no broadly approved treatment for ADHF in Europe and therapies available in the U.S. may have limitations.

DEVELOPMENTS TO WATCH PDL filed a U.S. IND in the fourth quarter of 2005, and expects to initiate a clinical study in 2006. In Europe, we have pursued the Scientific Advice procedure to obtain information regarding the design of the next clinical study there, and now expect to initiate a major pivotal program in Europe in late 2006. PDL has obtained exclusive worldwide rights to develop and market ularitide in all indications.

OTHER PROGRAMS

Daclizumab (anti-CD25)

Daclizumab is a humanized monoclonal antibody that binds to the IL-2 receptor on activated T cells, stopping the cascade of events leading to transplant rejection and autoimmune diseases.

More than 80,000 patients have been treated with daclizumab for the prevention of acute kidney transplant rejection, approved for use and marketed as *Zenapax*® by our global partner, Roche. Because of its action as an anti-inflammatory agent, daclizumab may also be useful in treating other autoimmune diseases such as asthma and multiple sclerosis. PDL has developed a subcutaneous version of daclizumab, which we expect to utilize in future clinical development.

DEVELOPMENTS TO WATCH In partnership with Roche, we expect to initiate Phase 2 studies in asthma and transplant maintenance. In partnership with Biogen Idec, we also expect to continue Phase 2 studies in relapsing/remitting multiple sclerosis, with initial MS results in early 2007.

M200 (volociximab, anti-$\alpha_5\beta_1$ integrin)

M200 is a novel anti-angiogenic chimeric antibody that inhibits the formation of new blood vessels, a process necessary for tumor growth. Results from a Phase 1 study in advanced solid tumors show that M200 was well tolerated and produced no dose-limiting toxicities.

DEVELOPMENTS TO WATCH PDL has initiated a series of Phase 2 clinical trials in different types of metastatic solid tumor cancers. The first uses M200 as a single agent to treat renal cell carcinoma; the second is in combination with standard chemotherapy of dacarbazine to treat malignant melanoma. The third uses M200 in combination with gemcitabine for the treatment of pancreatic cancer. Preliminary results from these studies are expected to be reported by mid-2006. The M200 development program is being conducted in partnership with Biogen Idec.

HuZAF™ (fontolizumab, anti-IFN-γ)

Fontolizumab is a humanized monoclonal antibody that binds to interferon-gamma (IFN-γ), an important immunoregulatory cytokine. Blocking IFN-γ may be useful in treating a variety of autoimmune diseases including rheumatoid arthritis and Crohn's disease.

DEVELOPMENTS TO WATCH A Phase 2 pilot clinical study of *HuZAF* in rheumatoid arthritis is ongoing. The *HuZAF* development program is being conducted in partnership with Biogen Idec.

A CLEAR VISION

Our performance:





from innovative science to important possibilities

Our performance reflects the culmination of strategies originally outlined in our previous five-year plan. We achieved our 2007 commercialization goal two years ahead of plan. As a result, the addition of product revenues to royalty revenues and revenues from collaborative partners is enabling us to achieve our financial objectives.


CARDENE I.V.
STEADY UNDER PRESSURE
STEADY UNDER PRESSURE
CARDENE I.V.
R. CLEMENT DARLING III, MD
VASCULAR SURGERY

We generated positive non-GAAP earnings from operations in 2005 and currently expect to sustain and grow our non-GAAP earnings over the coming years.

FOCUSED EXECUTION DRIVING PERFORMANCE

PDL is today a dynamic enterprise staffed by just over 1,000 employees, with three marketed products, a focus on the acute-care hospital marketplace, and an exciting pipeline of six novel programs — four antibodies and two peptides. In the months following the acquisitions of ESP Pharma and *Retavase*, we successfully integrated and retained our new sales force, while expanding it to a total of 105 talented representatives that support our three key brands — *Cardene*® I.V., *Retavase*® and IV *Busulfex*®. As evidenced by our results in 2005, the sales force has made significant inroads in penetrating roughly double the number of hospitals called on in the first quarter of 2005 and increasing net product sales.


2005
(in millions)
Cardene, Retavase, Busulfex, Net Sales Revenues
License and Other Revenues
Royalty Revenues
$279.7
$111.4
$130.1
$96.0
$83.8
$66.7
$52.7
$46.4
$40.4
2002
2003
2004
2005
CLEMENT DARLING III, M.D.,
OF VASCULAR SURGERY, THE INSTITUTE FOR
VASCULAR HEALTH AND DISEASE, ALBANY, NEW YORK
AND DAVID IWANICKI, VICE PRESIDENT OF
SALES AND SALES OPERATIONS

ROYALTY REVENUE DRIVEN BY STRONG LICENSEES

Many of the achievements of 2005 were made possible by our growing stream of royalty revenues, that helps offset investments in commercial infrastructure and building our pipeline. Seven humanized antibodies currently approved by the FDA use PDL BioPharma's technology and generated royalties to PDL in 2005: Genentech Inc.'s *Avastin*™, *Herceptin*®, *Xolair*® and *Raptiva*®; MedImmune, Inc.'s *Synagis*®; Wyeth's *Mylotarg*®; and Roche's *Zenapax*®. Combined annual worldwide sales of these products exceeded $4.0 billion in 2005.

EXPECT ADDITIONAL MANUFACTURING CAPABILITY IN 2006

We have more than a decade of antibody manufacturing experience based upon a serum-free and protein-free production process, an approach that we believe provides a competitive advantage. Today, we manufacture *Nuvion*®, daclizumab, and fontolizumab for clinical use in our Plymouth, Minnesota manufacturing facility. In addition, we are validating a new commercial manufacturing facility in Brooklyn Park, Minnesota, which we expect will produce antibodies for clinical use in mid-2006.

BOARD OF DIRECTORS

Max Link, Ph.D.
Chairman of the Board

Samuel Broder, M.D.
Chief Medical Officer,
Celera Genomics and
Celera Diagnostics

Karen A. Dawes
Principal,
Knowledgeable Decisions, LLC

L. Patrick Gage, Ph.D.

Bradford S. Goodwin
Chief Executive Officer,
Novacea, Inc.[1]

Laurence Jay Korn, Ph.D.

Mark McDade
Chief Executive Officer

Jon S. Saxe
President,
Saxe Associates

MANAGEMENT TEAM



1 **Mark McDade**
Chief Executive Officer

2 **Steven E. Benner, M.D., M.H.S.**
Senior Vice President and
Chief Medical Officer

3 **Andrew Guggenhime**
Senior Vice President and
Chief Financial Officer[2]

4 **Richard Murray, Ph.D.**
Senior Vice President and
Chief Scientific and
Technical Officer

5 **Jaisim Shah**
Senior Vice President,
Marketing and Business Affairs

6 **Peter Calcott, D.Phil.**
Vice President,
Quality and Compliance

7 **Eric A. Emery**
Vice President,
Manufacturing

8 **Barbara K. Finck, M.D.**
Vice President,
Clinical Development

9 **Jeanmarie Guenot**
Vice President,
Corporate and Business
Development[3]

10 **David Iwanicki**
Vice President,
Sales and Sales Operations

11 **George T. Jue**
Vice President,
Finance and Corporate Controller

12 **Behrooz Najafi**
Vice President,
Information Technology

13 **Cynthia Shumate**
Vice President,
Intellectual Property

14 **Robert J. Stagg, Pharm. D.**
Vice President,
Regulatory Affairs and Safety

15 **Laurie Torres**
Vice President,
Human Resources and
Corporate Services

(1) Effective April 20, 2006
(2) Effective April 3, 2006
(3) Effective May 3, 2006

Financial report

[illegible] 2005 ANNUAL REPORT

Financial contents

SELECTED FINANCIAL DATA

Consolidated Statements Of Operations Data:

	Years ended December 31,				
(In thousands, except per share data)	**2005**	2004	2003	2002	2001
Revenues:					
Product sales	**$ 121,191**	$ —	$ —	$ —	$ —
Royalties	**130,068**	83,807	52,704	40,421	30,604
License and other	**28,395**	12,217	13,982	5,952	13,796
Total revenues	**279,654**	96,024	66,686	46,373	44,400
Costs and expenses:					
Cost of product sales	**60,257**	—	—	—	—
Research and development	**172,039**	122,563	82,732	57,978	52,163
Selling, general and administrative	**82,386**	31,806	27,613	18,373	15,004
Acquired in-process research and development[(1)]	**79,417**	—	85,993	—	—
Other acquisition-related charges[(2)]	**19,434**	—	—	—	—
Asset impairment charge[(3)]	**31,269**	—	—	—	—
Total costs and expenses	**444,802**	154,369	196,338	76,351	67,167
Operating loss	**(165,148)**	(58,345)	(129,652)	(29,978)	(22,767)
Interest and other income, net[(4)]	**9,616**	10,212	9,831	25,978	35,135
Interest expense	**(10,177)**	(5,028)	(9,770)	(9,146)	(9,709)
Impairment loss on investment[(5)]	**—**	—	(150)	(1,366)	—
Income (loss) before income taxes	**(165,709)**	(53,161)	(129,741)	(14,512)	2,659
Income tax expense	**(868)**	(80)	(73)	(42)	(12)
Net income (loss)	**$(166,577)**	$ (53,241)	$(129,814)	$ (14,554)	$ 2,647
Basic and diluted net income (loss) per share:	**$ (1.60)**	$ (0.56)	$ (1.40)	$ (0.16)	$ 0.03
Shares used in computation of net income (loss) per share:					
Basic	**104,326**	94,982	92,478	88,865	87,624
Diluted	**104,326**	94,982	92,478	88,865	92,889

Consolidated Balance Sheet Data:

	2005	2004	2003	2002	2001
Cash, cash equivalents, marketable securities and restricted investments	**$ 333,922**	$397,080	$ 504,993	$606,410	$650,315
Working capital	**307,302**	356,660	467,248	599,215	641,896
Total assets	**1,166,001**	713,732	742,030	717,818	729,898
Long-term obligations, less current portion	**507,294**	257,768	258,627	158,426	158,892
Accumulated deficit	**(440,109)**	(273,532)	(220,291)	(90,477)	(75,923)
Total stockholders' equity	**526,065**	412,510	448,331	544,766	558,443

Certain reclassifications of previously reported amounts have been made to conform to the presentation in the Consolidated Statement of Operations and Consolidated Balance Sheets for the years ended December 31, 2003, 2004 and 2005.

(1) Represents acquired in-process research and development. The amount for 2003 relates to the Eos acquisition and the purchase of certain technology from Roche that had not yet achieved technological feasibility. The amount for 2005 relates to the ESP Pharma acquisition. For a description of these charges, see Notes 1, 4 and 6 to the Consolidated Financial Statements.

(2) Represents product sales returns, accounts receivable allowances and other liabilities related to ESP Pharma operations prior to our acquisition of the business. See Note 1 to the Consolidated Financial Statements.

(3) Represents non-cash charges related to the impairment of off-patent branded products and termination of reversion right. For a description of these charges, see Note 4 to the Consolidated Financial Statements.

(4) Includes charges associated with the early extinguishment of certain of our debt.

(5) Represents non-cash charges related to the impairment of an equity investment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this report are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below, and for the reasons described elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

Revisions to ESP Pharma Purchase Accounting

During the preparation of PDL's consolidated financial statements for the year ended December 31, 2005, and subsequent to the issuance of our earnings press release on February 27, 2006, management revised the purchase accounting and certain related account balances previously reported in the each of the Company's 2005 Form 10-Q filings with respect to the acquisition of ESP Pharma which was completed on March 23, 2005. This acquisition was accounted for pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141). Pursuant to FAS 141, the allocation period during which we were able to make adjustments to the purchase price and allocation thereof ended on March 31, 2005. As a result, revisions to our previously reported balances have been included in "Other acquisition-related charges" in our consolidated statement of operations.

Please refer to page 100 in this report for the detail of the affected quarterly balances, as previously reported and as subsequently revised. A summary of the more significant revisions is as follows:

- On the acquisition date in March 2005, we believed beyond a reasonable doubt that the 2,523,588 shares placed into escrow (the escrow shares) would ultimately be issued to former ESP Pharma shareholders and, therefore, we included the value of such shares, which approximated $36.1 million, in the calculation of the purchase price. Due to various liabilities identified subsequently, we have since determined that the value of these shares should not have been included in purchase consideration until the underlying contingencies are resolved and they are released from the escrow in favor of the former ESP Pharma shareholders. This revision reduced the originally recorded goodwill and stockholders' equity by approximately $36.1 million at March 31, 2005. During September 2005, approximately one-half of the escrow shares were released to the former ESP shareholders. As such, the fair value of such shares at that time of $35.3 million was added to the revised purchase price as contingent consideration and reflected as an increase to goodwill and stockholders' equity at that date.

- During the second, third and fourth quarters of 2005, we incurred various costs and liabilities that related to ESP Pharma operations prior to our acquisition of the business. Specifically, we experienced a significant volume of product returns related to products sold by ESP Pharma prior to our acquisition of the business (pre-acquisition sales). Charges associated with returns of pre-acquisition sales totaled approximately $17.2 million. Further, certain acquired accounts receivable were subsequently identified as being uncollectible and resulted in additional charges of $1.4 million. Other pre-acquisition liabilities identified during 2005 and charged to operations approximated $0.8 million. All charges described above have been included in other acquisition-related charges in our consolidated statement of operations.
- During the third and fourth quarters, we initially accounted for most of the items outlined above as a reduction to stockholders' equity rather than as a charge to results of operations, inasmuch as we expected to reduce the amount of purchase consideration originally reported by claiming certain shares from the escrow. As noted above, however, based upon subsequent events we have determined not to include the escrow shares in the initial purchase price. Accordingly, these amounts have now been included in other acquisition-related charges.

Although we have made our best estimates of other acquisition-related charges as of the filing of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006, during 2006 we may identify additional other acquisition-related charges that could affect our results of operations.

Under the terms of the Amended and Restated Agreement and Plan of Merger, we have the right to claim escrow shares if product returns related to pre-acquisition sales exceed a specific threshold. Due to the large volume of product returns, tax-related items and certain other liabilities incurred by us we have filed claims to recover 388,807 escrow shares and expect to file claims to recover a significant number of additional shares.

Revision to Previously Reported Fourth Quarter 2005 Results of Operations

We revised the number of shares used in the calculation of basic and diluted net loss per share calculation for the quarter and year ended December 31, 2005. This increase of approximately 4.0 million and 1.0 million shares for the quarter and year ended December 31, 2005, respectively, related to shares of common stock we issued in connection with a collaboration.

OVERVIEW

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapies for severe or life-threatening illnesses. We are a fully integrated, commercial biopharmaceutical company with proprietary marketed products, a growing and diverse operating revenue base and a broad, proprietary pipeline. We currently market and sell three products in the acute-care hospital setting in the United States and Canada and receive royalties through licensing agreements with numerous biotechnology and pharmaceutical companies based on our antibody humanization technology platform. We have six investigational compounds in Phase 2 or Phase 3 clinical development for hepatorenal syndrome, inflammation and autoimmune diseases, cardiovascular disorders and cancer.

Our products are sold through our hospital-focused sales force which focuses on the cardiac, neurological and intensive care unit sections. *Cardene* IV is the only branded, U.S.-approved dihydropyridine class calcium channel blocker delivered intravenously that is indicated for short-term treatment of hypertension when oral therapy is not feasible or desirable. IV *Busulfex*, an IV formulation of busulfan, is a chemotherapeutic agent used as part of a conditioning regimen prior to allogeneic hematopoietic progenitor cell transplantation for chronic myelogenous leukemia. IV *Busulfex* provides anti-tumor effect to eradicate residual malignancy, ablation of the bone marrow to make space for the new source of stem cells and to provide immunosuppression to prevent graft rejection. *Retavase* is indicated for use in the management of heart attacks (acute myocardial infarction, or AMI) in adults for the improvement of ventricular function following AMI, the reduction of the incidence of congestive heart failure, and the reduction of mortality associated with AMI.

Almost half of our revenues generated in 2005 were from royalties paid for use of our patented antibody humanization technology as applied to mouse antibodies. By making certain modifications to the mouse antibody that make it more like a human antibody, our technology enhances the utility of such antibodies, while retaining their biological activity, for human therapeutic use. We believe our technology for the creation of humanized therapeutic monoclonal antibodies is widely validated in our industry, based on the existence of multiple approved and licensed antibodies.

We have licensed and will continue to offer to license our patents covering numerous humanized antibodies in return for license fees, annual maintenance payments and royalties on product sales. Eight of the nine humanized antibodies currently approved by the U.S. Food and Drug Administration (FDA) are licensed under our patents and generated royalties to PDL in 2005: Genentech Inc.'s (Genentech) *Avastin*™, *Herceptin*®, *Xolair*® and *Raptiva*®; MedImmune, Inc.'s (MedImmune) *Synagis*®; Wyeth's *Mylotarg*®; Elan Corporation, Plc's (Elan) *Tysabri*® and Hoffmann-La Roche's (Roche) *Zenapax*®. Combined annual worldwide sales of these products exceeded $4.0 billion in 2005. We are aware of more than 90 humanized antibodies in development worldwide by various pharmaceutical and biotechnology companies, and we have entered into patent agreements which may cover many of these products.

2005 was a year of significant growth for PDL. During the year, we acquired ESP Pharma Holding Company, Inc. (ESP Pharma) a privately held, hospital-focused pharmaceutical company. Consistent with our strategy of entering into development and commercialization partnerships for those pipeline programs which would be commercialized largely outside the hospital setting, in August 2005, we entered into a collaboration agreement with Biogen Idec, Inc. (Biogen Idec), a global biotechnology leader with products and capabilities in oncology, neurology and immunology, for the joint development, manufacture and commercialization of three of our Phase 2 antibody products. In October 2005, we expanded our existing relationship with Roche to include the co-development and commercialization of daclizumab for organ transplant patients on longer-term maintenance therapy (transplant maintenance). The addition of marketed products resulting from the ESP Pharma and *Retavase* acquisitions, as well as the financial effects of the Biogen Idec and Roche collaborations, contributed to the achievement of positive cash flows from operations in the fourth quarter of 2005.

In order to better reflect our status as a commercial biopharmaceutical company, on January 9, 2006, we changed our name from Protein Design Labs, Inc. to PDL BioPharma, Inc. This change coincided with the merger of ESP Pharma into PDL to create a single organization and operating structure. ESP Pharma had been operating as a wholly-owned subsidiary since the acquisition in the first quarter of 2005.

Roche Collaboration

Effective October 2003, we entered into an Amended and Restated Worldwide Agreement with Roche under which we paid $80 million for the acquisition of exclusive rights to daclizumab in all indications other than transplantation. Under the terms of this arrangement, Roche and PDL each held certain rights to cause PDL to acquire all rights to the transplantation indications for an additional exercise fee to Roche.

In September 2004, we entered into a Co-Development and Commercialization Agreement (the Collaboration Agreement) with Roche for the joint development and commercialization of daclizumab (in transplantation, marketed as Zenapax) for the treatment of asthma and other respiratory diseases. Under the terms of this agreement, we received a $17.5 million upfront payment and may receive up to $187.5 million in milestone payments for successful further development and commercialization of daclizumab. We and Roche will globally co-develop daclizumab in asthma, share equally in development expenses and co-promote the product in the United States. Outside the United States, we would receive royalties on net sales of the product in asthma and related respiratory diseases.

In October 2005, we executed an Amended and Restated Co-Development and Commercialization Agreement and a Second Amended and Restated Worldwide Agreement (collectively, the Amended Agreements) with Roche, which amended our existing agreements with Roche. These Amended Agreements expand our relationship with Roche to include the co-development and commercialization of daclizumab for organ transplant patients on longer-term maintenance therapy (transplant maintenance). Under the terms of the Amended Agreements, we received a $10 million upfront payment and may receive up to $145 million in development and commercialization milestone payments if the development of daclizumab in transplant maintenance is successful. We will share global development costs equally with Roche. In addition, we will have the option to co-promote daclizumab for transplant maintenance and will share profits in the United States , and we will receive royalties on net sales of the product in transplant maintenance outside the United States. During 2005, we recognized $0.2 million of upfront license fee and $0.2 million for the reimbursement of certain research and development expense under the Agreements as revenue.

The Amended Agreements also provide that we will not exercise our option to acquire rights to promote and sell Zenapax for the prevention of acute kidney transplant rejection, and PDL is no longer required to make a payment for such right that would otherwise be due in 2006. As a result, during the fourth quarter of 2005 we recorded an asset impairment charge in the consolidated statements of operations to expense the carrying value of the reversion right of $15.8 million acquired under the October 2003 agreement. The Amended Agreements also limited the royalty obligations of Roche to PDL with respect to future sales of *Zenapax* in the existing transplant indication to revenues above those currently achieved by Roche. Based on our current expectations of *Zenapax* product sales, we do not expect to receive royalties from Roche under the Amended Agreements.

Biogen Idec Collaboration

In September 2005, we entered into a collaboration with Biogen Idec for the joint development, manufacture and commercialization of three Phase 2 antibody products. We also entered into a stock purchase agreement with Biogen Idec. The collaboration agreement provides for shared development and commercialization of daclizumab in MS and indications other than transplant and respiratory diseases, and for shared development and commercialization of M200 (volociximab) and *HuZAF* (fontolizumab) in all indications.

Upon effecting the agreement, we received an upfront license fee payment of $40.0 million, and Biogen Idec purchased approximately 4.1 million shares of our common stock, at $24.637 per share, which represents the then fair market value of the stock, for approximately $100.0 million in cash. These shares are subject to a lock-up provision, which expires as to half the shares in April 2006 and expires as to the remainder of the shares in September 2006. Biogen Idec also agreed to a standstill period of one year during which it is restricted from acquiring or soliciting other parties to acquire our voting securities.

Under our collaboration agreement, we and Biogen Idec will share equally the costs of all development activities and all operating profits from each collaboration product within the United States and Europe. The companies will jointly oversee development, manufacturing and commercialization plans for collaboration products and intend to divide implementation responsibilities to leverage each company's capabilities and expertise. We will be eligible to receive development and commercialization milestones based on the further successful development of these molecules. Each party will have co-promotion rights in the United States and Europe. Outside the United States and Europe, Biogen Idec will fund all incremental development and commercialization costs and pay a royalty to PDL on sales of collaboration products. If multiple products are developed successfully in multiple indications and all milestones are achieved, PDL could receive certain development and commercialization milestone payments totaling up to $660 million. Of these, $560 million are related to development and $100 million are related to commercialization of collaboration products.

Our collaborations with Roche and Biogen Idec require each party to undertake extensive efforts in support of the collaboration, and require the performance of both parties to be successful. In general the collaborations are operated through joint steering and other committees. Each party has rights under certain conditions or at certain times to terminate the ongoing collaboration, in whole or as to a particular program, and to terminate the agreement in certain events.

ESP Pharma and *Retavase* Acquisitions

On March 23, 2005, we completed the acquisition of all of the outstanding stock of ESP Pharma Holding Company, Inc. (ESP Pharma), a privately held hospital-focused company. The aggregate purchase price was approximately $435.2 million, including the cash paid to ESP Pharma stockholders of $325.0 million, the fair value of 7,330,182 shares of PDL's common stock issued to ESP Pharma stockholders and direct transaction costs of approximately $5.4 million. In addition, during 2005 we recognized approximately $19.4 million in other acquisition-related charges. During September 2005, we released 1,260,842 shares from escrow to the ESP Pharma shareholders and recorded an additional $35.3 million of goodwill, which increased the purchase price to $470.5 million. In September 2005, prior to the release of the 1,260,842 shares from the escrow, we delivered a claim against 952 shares held in escrow based on ESP Pharma's breaches of certain representations and warranties under the Amended and Restated Agreement and Plan of Merger. As the agent representing the former ESP Pharma stockholders did not respond to this claim within 60 days from the date of the claim, the 952 shares were released to us and cancelled. In December 2005, we delivered another claim against 387,855 shares held in escrow primarily as a result of higher sales returns than allowable under the acquisition agreement and tax related items. The ESP Pharma stockholders have disputed the claim and we have initiated the process to resolve the dispute. We believe all current claims against the escrow shares will be resolved in PDL's favor and will be collected. As of December 31, 2005, the remaining number of shares in the escrow account was 1,262,746.

Simultaneous with the acquisition, ESP Pharma acquired the rights to manufacture, develop, market and distribute *Retavase* (reteplase) from Centocor, a biopharmaceutical operating company of Johnson & Johnson. The purchase price for the acquisition of *Retavase* was $110.5 million, consisting of $110.0 million paid to Centocor and $0.5 million of transaction costs. Additionally, we may be required to pay Centocor certain milestone payments of up to $45 million if additional conditions relating to ongoing clinical trials and manufacturing arrangements for *Retavase* are satisfied.

Significant Risks

In general, we have a history of operating losses and may not achieve sustained profitability. As of December 31, 2005, we had an accumulated deficit of approximately $440.1 million. Our expenses will continue to increase over the next several years because of the extensive resource commitments required to identify and develop product candidates to achieve regulatory approval and to market potential products for commercial success for any individual product. Also, over the next several years we expect to incur substantial additional expenses as we continue to identify, develop and manufacture our potential products, invest in research and improve and expand our development, marketing and manufacturing capabilities.

Our operating expenses may also increase if we invest in additional manufacturing capacity, as we defend or prosecute our patents and patent applications, and as we invest in research or acquire additional technologies, product candidates or businesses.

We acquired ESP Pharma in the first quarter of 2005. The integration of the two companies' product rights, technologies, operations and personnel is a complex, time consuming and expensive process and requires significant attention from management and other personnel, which may distract their attention from the day-to-day business of the combined company. The diversion of management's attention and any difficulties associated with integrating ESP Pharma into our organization could have a material adverse effect on the operating results of the combined company after the merger and could result in the combined company not achieving the anticipated benefits of the merger.

In order to meet our objective of sustaining cash flow positive results on an annual basis beginning in 2006, we will have to continue to increase sales levels for our existing products, *Cardene* IV, *Retavase* and IV *Busulfex*. We have a limited history of product marketing and sales and the markets for *Cardene* IV and *Retavase* are highly competitive. Our competitors include pharmaceutical, biopharmaceutical and specialty pharmaceutical companies with substantially greater revenues and experience in marketing products than we have. If we do not achieve our near term objectives we may continue to incur substantial operating losses.

We are dependent to a significant extent on third parties, and our collaborative partners or licensees may not be able to successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost, in a timely manner and with appropriate quality, or successfully market our proprietary products or maintain desired margins for products sold, we may not achieve sustained cash flow positive results and may never achieve sustained profitable operations.

In addition, we have approximately $500.0 million in convertible debt outstanding, approximately $250.0 million of which are callable by PDL in each of 2008 and 2010, and due in 2023 and 2012, respectively. In order to be able to service our debt in the future, we will need to generate positive cash flows from our operations.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition

We recognize revenues from product sales, net of estimated allowances for cash discounts, product returns and rebates. We recognize revenues from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated discounts, product returns, bad debts, and rebates. We currently recognize revenues resulting from the licensing and use of our technology and from services we sometimes perform in connection with the licensed technology. These revenues are typically derived from our proprietary patent portfolio covering the development, use, sale and importation of humanized antibodies.

We enter into patent license, collaboration and humanization agreements that may contain multiple elements, such as upfront license fees, reimbursement of research and development expenses, milestones related to the achievement of particular stages in product development and royalties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the aggregate contract value should be allocated among the deliverable elements and when to recognize revenue for each element.

We recognize revenue for delivered elements only when the fair values of undelivered elements are known, when the associated earnings process is complete and, to the extent the milestone amount relates to our performance obligation, when our licensee confirms that we have met the requirements under the terms of the agreement, and when payment is reasonably assured. Changes in the allocation of the contract value between deliverable elements might impact the timing of revenue recognition, but in any event, would not change the total revenue recognized on the contract. For example, as we did not establish fair value for all undelivered elements of the Co-Development and Commercialization Agreement with Roche (the Roche Collaboration Agreement), including milestones and the reimbursement of research and development expenses, the $17.5 million upfront license fee that we received from Roche will be recognized over the term of the Roche Collaboration Agreement as services are provided. Similarly, we did not establish fair value for all undelivered elements of the multiple products of the Collaboration Agreement with Biogen Idec (the Biogen Idec Collaboration Agreement). The $40.0 million upfront license fee, milestones and the reimbursement of research and development expenses that we receive from Biogen Idec will be recognized over the term of the Biogen Idec Collaboration Agreement as services are provided with respect to the specific products under development to which the upfront license fees, if any, and reimbursement relate. As we share research and development expenses equally under this arrangement, we recognize expense incurred as research and development expenses and recognize reimbursement as other revenue.

In addition, we enter into non-monetary transactions in connection with our patent licensing arrangements, and management must use estimates and judgments when considering the fair value of the technology rights acquired and the patent licenses granted under these arrangements. When available, the fair value of the non-monetary transaction is based on vendor-specific objective evidence of fair value of each significant element of the patent license agreement. Otherwise, management uses other methods of estimating fair value, such as current pricing information within the Company. Therefore, the fair value of the technology right(s) acquired from the licensee is typically based on the fair value of the patent license and other consideration we exchange with the licensee.

Sales Allowances and Rebate Accruals

We record estimated reductions to product sales for expected returns of products under our current policies, chargebacks, government rebate programs, such as Medicaid reimbursements, and customer incentives, such as cash discounts for prompt payment. Estimates for government rebate programs and cash discounts are based on contractual terms, historical utilization rates and expectations regarding future utilization rates for these programs. Estimates for product returns, including new products, are calculated based on the inventory data available to us in monitoring channel inventory levels, the purchase of third-party data to monitor prescriptions as well as, for new products, a review of our products we have sold through the same or similar channels. In addition, our estimates are based on the historical chargeback data we receive from wholesalers and the applicable customer chargeback rates, returns and rebate thresholds we have from Wyeth and Centocor with respect to *Cardene* IV and *Retavase*, respectively. Further, we monitor the activities and clinical trials of our key competitors and assess the potential impact on our future sales and return expectations where necessary.

If conditions become more competitive for any of the markets served by our drugs or if other circumstances change, we may take actions to increase our product return estimates or we may offer additional customer incentives. This would result in an incremental reduction of future revenue at the time the return estimate is changed or new incentives are offered. Product sales' allowances for chargebacks, returns and rebates require substantial judgment. Actual results may differ from our estimates and could impact our earnings in any period in which an adjustment is made, based on actual results.

During the second half of 2005, we experienced a significant volume of product returns from products sold by ESP Pharma prior to our acquisition of ESP Pharma (pre-acquisition sales). These returned products were either expired or would have been expired before they could be sold to the hospitals and administered to the patients. When we began experiencing higher than expected returns from pre-acquisition sales, we met with all of our large wholesalers to enforce the terms and conditions of the original product sales in order to minimize the credits we issued to the wholesalers. We also put inventory management arrangements in place with our three largest wholesalers during the third and fourth quarters of 2005, which will reduce the risk of product returns on our current period sales to such wholesalers. As discussed in Note 1 of our Consolidated Financial Statements, we recognized the expenses related to pre-acquisition product sales as other acquisition-related charges in the Consolidated Statements of Operations.

We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is based on our analysis of several factors including, but not limited to, contractual payment terms, historical payment patterns of our customers and individual customer circumstances, an analysis of days sales outstanding by customer and geographic region, and a review of the local economic environment and its potential impact on government funding and reimbursement practices. If the financial condition of our customers or the economic environment in which they operate were to deteriorate, resulting in an inability to make payments, additional allowances may be required. We believe that the allowance for doubtful accounts is adequate to cover anticipated losses under current conditions; however, significant deterioration in any of the above factors could materially change these expectations and result in an increase to our allowance for doubtful accounts.

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events or the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, direct expenses related to each patient enrolled in a clinical trial are recognized on an estimated cost-per-patient basis as services are performed. In addition to considering information from our clinical operations group regarding the status of our clinical trials, we rely on information from contract research organizations (CROs), such as estimated costs per-patient, to calculate our accrual for direct clinical expenses at the end of each reporting period. For indirect expenses, which relate to site and other administrative costs to manage our clinical trials, we rely on information provided by the CRO, including costs incurred by the CRO as of a particular reporting date, to calculate our indirect clinical expenses. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial, which we confirm directly with the CRO. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred; however, our experience has been that our estimates at the end of any particular reporting period have been materially accurate.

Goodwill and Other Intangible Assets

The valuation in connection with the initial purchase and the ongoing evaluation for impairment of goodwill and other intangible assets requires significant management estimates and judgment. The value ascribed to each asset requires management estimates and judgment as to expectations for various products and business strategies. For example, we estimate future probability-adjusted cash flows and certain discount rates as well as assumed commercialization dates for future potential products. These estimations affect the allocation between charges to acquired in-process research and development and the capitalization of intangible assets. If any of the significant assumptions differ from the estimates and judgments used in the purchase price allocation, this could result in different valuations for intangible assets.

Once the values for intangible assets are established, we must test intangible assets with definite useful lives for impairment in accordance with Financial Accounting Standards Board (FASB) Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." When we conduct our impairment tests for intangibles, factors that are considered important in determining whether impairment might exist include significant changes in our underlying business and product candidates or other factors specific to each asset being evaluated. Any changes in key assumptions about the business and its prospects, or changes in market conditions or other externalities, could result in an impairment charge and such a charge could have a material adverse effect on our consolidated results of operations. For example, we recorded an impairment charge of $15.5 million in 2005 to reduce the net carrying values of the intangible assets related to our off-patent branded product rights to fair value (see Note 4 to the Consolidated Financial Statements in this Annual Report).

RESULTS OF OPERATIONS

Years ended December 31, 2005, 2004 and 2003

	Years Ended December 31,			Annual Percent Change	
(in thousands)	**2005**	2004	2003	**2005/2004**	2004/2003
Revenues					
Product sales, net	**$121,191**[(1)]	$ —	$ —	**100%**	—
Royalties	**130,068**	83,807	52,704	**55%**	59 %
License and other	**28,395**	12,217	13,982	**132%**	(13)%
Total Revenues	**$279,654**	$96,024	$66,686	**191%**	44 %

(1) Represents net product sales generated during the nine-month period since our acquisition of ESP Pharma on March 23, 2005.

Our total revenues increased in 2005, primarily due to product sales resulting from our acquisition of ESP Pharma and *Retavase*. The increase in total revenues in 2004 was primarily due to higher royalties and license fees compared to 2003. These revenue changes are further discussed below.

Product sales, net

We acquired marketed products from the acquisitions of ESP Pharma and *Retavase*, both of which closed on March 23, 2005. Total net product sales in the approximate nine-month period of 2005 (i.e., from March 23, the date of acquisition, through December 31) were $121.2 million. Net product sales of *Cardene* IV, *Retavase* and IV *Busulfex* totaled $111.4 million for the period, or approximately 92% of net product sales. Off-patent branded product sales for the period totaled $9.8 million. We expect that sales of *Cardene* IV, *Retavase* and IV *Busulfex* will increase in 2006 and sales generated from off-patent branded products will be minimal as we completed the sale of *Declomycin* in February 2006 and the sale of *Sectral, Tenex* and *Ismo* in March 2006.

During 2005, we experienced significant fluctuations in our distribution channel inventory levels which we believe was the result of overstocking of product by our major wholesalers prior to our acquisition of ESP Pharma. As a result, during the year we experienced a significant level of product returns related to expired products. In order to help alleviate these fluctuations and in conjunction with the integration of ESP Pharma operations into PDL's, during the third and fourth quarters of 2005, we significantly improved our customer relations and supply chain management by allocating more resources to these areas. In addition, we implemented controls that will effectively reduce the risk of product returns in the future. Such controls include management's assessment of customer demand by way of reviewing channel inventory and pull-through data obtained from third party sources, and the approval of all sales orders in line with customer demand.

Further, understanding the importance of having a clear view of our wholesalers' channel inventory, during the first quarter of 2006 but effective during the fourth quarter of 2005, we entered into inventory management arrangements with three major pharmaceutical wholesalers that distribute more than 90 percent of our product sales for our three major products (*Cardene* IV, IV *Busulfex*, and *Retavase*). We implemented these agreements to limit speculative buying and to help ensure that wholesaler purchasing is more consistent with customer demand. Under these agreements, we agreed to pay the wholesalers a fee in exchange for product distribution and inventory management information and services. Such fees are recorded as a reduction to product sales in the consolidated statements of operations in accordance with Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9). Additionally, under the terms of the agreements, each wholesaler has agreed not to exceed specified maximum levels of inventory on hand. As of the end of December 2005, we believe that these three major wholesalers have inventories on-hand for all PDL products of less than two month's supply, which is in compliance with the contractually specified levels.

During 2005, we recognized approximately $24.8 million in product returns for expired product associated with sales made prior to our acquisition of ESP Pharma. Of these returns, we expect to recover approximately $14.6 million from our claims to the escrow account from the ESP Pharma acquisition. As a result of the improved processes surrounding channel inventory management, we expect a minimal level of product returns related to products sold after our acquisition of ESP Pharma. Accordingly, we reduced our product returns allowance during the fourth quarter to appropriately reflect our revised estimate of future product returns.

Royalties

Total royalty revenues recognized under separate agreements with Roche, Genentech, MedImmune and Wyeth have been steadily increasing year-over-year. In 2005, the increase was primarily due to a 53% increase in combined *Herceptin* and *Avastin* sales reported by Genentech and *Synagis* sales reported by MedImmune. In 2004, the increase was primarily due to increased *Herceptin* sales reported by Genentech, higher *Synagis* sales reported by MedImmune, and the commercialization of Genentech's *Avastin* antibody product during the first quarter of 2004, for which we received royalty payments beginning in the second quarter of 2004. Royalty payments from Genentech and MedImmune accounted for 67% and 25%, respectively, of our royalty revenues during 2005 compared to 57% and 34%, respectively during 2004 and 46% and 47%, respectively, during 2003.

We expect that in 2006, with the exception of *Zenapax* royalties from Roche, we will continue to experience royalty revenue growth based on the assumed continued growth in product sales underlying our royalty revenues. As per the terms of our Second Amended and Restated Worldwide Agreement with Roche signed in October 2005, Roche will pay us royalties at a reduced rate only once *Zenapax* product sales have reached a certain threshold. As such, we expect to receive trivial to no royalty revenue from Roche's sale of *Zenapax* going forward. We also continue to expect quarterly fluctuations in royalty revenues due to the seasonality of sales of *Synagis*. In addition, we received a small amount of royalty revenue related to *Tysabri* sales in early 2005 and future royalty revenues from that product will not occur unless it is successfully re-introduced.

License and Other Revenues

(In thousands)	**2005**	2004	2003
License and Other Revenues			
Patent rights and licensing	**$ 3,757**	$ 5,126	$ 8,450
Humanization and other	**24,638**	7,091	5,532
Total License and Other Revenues	**$28,395**	$12,217	$13,982

License and other revenues recognized in 2005, 2004 and 2003 consisted of upfront licensing and patent rights fees, milestone payments related to licensed technology and license maintenance fees. Also included in license and other revenues in 2005 and 2004 were revenues recognized under our collaborations with Roche and Biogen Idec.

License and other revenues increased in 2005 from 2004 primarily due to the revenue recognized under our collaborations with Biogen Idec and Roche and timing of milestone achievement from our licensees, which is recognized when earned, partially offset by lower revenues generated from fewer patent licensing agreements in 2005 compared to 2004. We recognized a total of $20.0 million from Biogen Idec and Roche in 2005 compared to only $3.7 million in 2004 from Roche. We recognized $1.8 million in milestone revenues in 2005 compared to $0.5 million in 2004.

The decrease in license and other revenues in 2004 was primarily due to the timing of milestone achievement from our licensees and entering into fewer patent licensing agreements in 2004 as compared with 2003, partially offset by collaboration revenues of approximately $3.7 million from Roche pursuant to the Collaboration Agreement signed in the third quarter of 2004. In 2004, we entered into three patent licensing agreements, compared to six patent licensing agreements in 2003. In addition, in 2004, we recognized $0.5 million in milestone revenues, compared to $2.5 million in 2003.

We continuously review opportunities to seek to out-license marketing rights for certain antibodies, and may receive upfront fees, milestone payments and/or other types of funding, in addition to possible royalties or other profit sharing arrangements on any product sales by our licensees. We expect quarterly fluctuations in license and other revenues depending on the number of new contract arrangements we enter into and milestones achieved by our licensees. We also expect our license and other revenues to increase in 2006 due to a full year of revenue under our Biogen Idec Collaboration Agreement and the amended Roche Collaboration Agreement. A portion of the license and other revenue we expect to recognize in 2006 and future years will be based upon recognition over time of upfront license fees which were paid to us in 2005.

Costs and Expenses

(In thousands)	Years Ended December 31 2005	2004	2003	Annual Percent Change 2005/2004	2004/2003
Costs and Expenses					
Cost of product sales	**$ 60,257**	$ —	$ —	**100%**	—
Research and development	**172,039**	122,563	82,732	**40%**	48 %
Selling, general and administrative	**82,386**	31,806	27,613	**159%**	15 %
Acquired in-process research and development	**79,417**	—	85,993	**100%**	(100)%
Other acquisition-related charges	**19,434**	—	—	**100%**	—
Asset impairment charges	**31,269**	—	—	**100%**	—
Total costs and expenses	**$444,802**	$154,369	$196,338	**188%**	(21)%

Cost of Product Sales

Cost of product sales (COS) as a percentage of product sales was 50% in 2005. We did not sell products prior to 2005. COS largely reflects cost of goods sold, amortization of product rights from the purchase of *Retavase* and the other products acquired from ESP Pharma, royalty expenses, and certain start-up production costs related to the transition of sales to us from Centocor for *Retavase*. Amortization of product rights was $35.4 million or 59% of COS in 2005 compared to no such costs incurred in 2004 and 2003.

Research and Development Expenses

Research and development costs include costs of personnel to support our research and development activities, costs of preclinical studies, costs of conducting our clinical trials, such as clinical investigator fees, monitoring costs, data management and drug supply costs, research and development funding provided to third parties and an allocation of facility costs.

The increase in research and development costs in 2005 compared to 2004 was primarily due to increases in personnel costs of $19.4 million, clinical development expenses for our major research and development projects of $14.8 million, facility-related costs of $9.2 million, information technology-related costs of $8.0 million, production material costs of $4.4 million, outside services costs of $1.5 million and research and development licensing costs of $0.5 million. These increases were related to the hiring of additional employees to pursue our expanding research and development programs, partially offset by decreases in contract manufacturing services of $6.8 million and other miscellaneous items of $1.5 million.

The increase in 2004 compared to 2003 was primarily due to an increase in personnel costs of approximately $16.1 million. Also contributing to the increase were contract manufacturing costs of $8.9 million, an increase in facility-related expenses of $7.5 million, in-licensing of research and development technology of $3.9 million, outside services of $2.1 million, and amortization of intangible assets of $1.4 million due to a full-year of amortization of assets acquired related to our acquisition of Eos Biotechnology, Inc. (Eos) and technology rights from Roche in 2003. These increases related to the hiring of additional employees to pursue our expanding research and development programs, which were partially offset by lower direct clinical and preclinical studies' costs for our major research and development projects of approximately $2.0 million.

We expect our research and development expenses will continue to increase as we invest in manufacturing, advance our product candidates into later stages of development and add new product candidates the increase is expected to relate primarily to expanded clinical trial activity, including associated direct scale-up and manufacturing expenses, and the additional headcount required to execute our clinical trial programs as well as the further expansion of our research, preclinical, manufacturing and process development infrastructure.

Below is a summary of products and the related stages of development for each product in clinical development, including the research and development expenses recognized in connection with each product:

(In thousands)					Research and Development Expenses for the Years Ended December 31,		
Product	Description/ Indication	Phase of Develop- ment	Collaborator	Estimated Completion of Phase	**2005**	2004	2003
Daclizumab	Healthy Volunteer Asthma Multiple Sclerosis Solid organ transplant maintenance	Phase 1 Phase 2a Phase 2 Phase 2	Roche Roche Biogen Idec Roche	2006 Completed 2007 2008	**$ 37,908**	$ 30,444	$17,737
Ularitide[(1)]	Acute Decompensated Heart Failure	Phase 2	CardioPep Pharma	Completed	**11,170**	N/A	N/A
Terlipressin[(2)]	Type 1 Hepatorenal Syndrome	Phase 3	Orphan Therapeutics	2006	**2,930**	N/A	N/A
HuZAF	Crohn's disease	Phase 2	—	Completed	**4,055**	7,266	22,888
Nuvion	Severe steroid-refractory ulcerative colitis	Phase 1/2	—	2005	**28,209**	21,407	9,134
M200	Solid tumors	Phase 2	Biogen Idec	2006	**27,588**	20,574	3,528
Other[(3)]			—		**60,179**	42,872	29,445
	Total Research and Development Expenses				**$172,039**	$122,563	$82,732

(1) We assumed development responsibility in Q1 2005. The Phase 2 study was completed by CardioPep Pharma in Europe. PDL has worldwide development and commercialization rights to this product.

(2) Orphan Therapeutics has development responsibility for this molecule; PDL has exclusive marketing rights in the United States and Canada.

(3) No other clinical product included in "other" constitutes more than 5% of the total research and development expenses for the period presented. Also includes expenses for terminated and out-licensed product candidates.

The information in the column labeled "Estimated Completion of Phase" is our current estimate of the timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table. The clinical development portion of these programs may span as many as seven to ten years and any further estimation of completion dates or costs to complete would be highly speculative and subjective due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainty of future preclinical and clinical study results and uncertainties associated with process development and manufacturing as well as marketing. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the "If our research efforts are not successful, we may not be able to effectively develop new products," "Clinical development is inherently uncertain and expensive, and costs may fluctuate unexpectedly," "We are subject to extensive government regulation, which requires us to invest significant amounts of resources in development, and we may not be able to obtain regulatory approvals, which are required for us to conduct clinical testing and commercialize our products," "Our clinical trial strategy may increase the risk of clinical trial difficulties," "If we do not attract and retain key employees, our business could be impaired," and "We may be unable to obtain or maintain regulatory approval for our products and the marketing and sale of our products could result in violations of law or regulations" sections of our Risk Factors.

Selling, General and Administrative Expenses

Selling, general and administrative costs include costs of personnel, professional services, patent, consulting and other expenses related to our administrative functions and an allocation of facility costs. The increase in 2005 as compared to 2004 was primarily due to increased personnel-related expenses of approximately $28.9 million resulting from the addition of sales force through the ESP Pharma acquisition, outside services expenses of approximately $25.9 million for advertising, market research and promotion materials, facility-related expenses of $2.9 million, and miscellaneous expenses of $0.9 million, which were partially offset by information technology-related costs allocation out to research and development expenses of $8.0 million. We expect that selling, general and administrative expenses will continue to increase in 2006, as compared to 2005, as we operate our expanded sales force and support staff and initiate or continue promotional programs for our products. We expanded our sales force by 80% since our acquisition of ESP Pharma.

The increase in 2004 was primarily related to increased personnel and recruiting costs of $1.4 million, increased facility-related costs of $1.0 million, costs related to compliance efforts surrounding Section 404 of the Sarbanes-Oxley Act of 2002 of approximately $0.9 million, and higher stock-based compensation expense associated with the continued vesting of certain stock options that had been granted to consultants and former employees of the Company of approximately $0.4 million. These increases were partially offset by lower legal costs related to our intellectual property, licensing and other contractual matters of $1.0 million.

Acquired In-Process Research and Development

ESP Pharma Acquisition

In connection with the March 2005 acquisition of ESP Pharma, we recorded charges for acquired in-process research and development of $79.4 million due to ESP Pharma's incomplete research and development programs that had not yet reached technological feasibility as of March 23, 2005 and had no alternative future use as of that date. A summary and the status of these programs at December 31, 2005 follows:

Program	Description	Status of Development	Value Assigned (In thousands)
Terlipressin	A synthetic 12 amino acid peptide derived from the naturally occurring lysine-vasopressin for hepatorenal syndrome	Our third-party licensor, Orphan Therapeutics holds the IND and is conducting a Phase 3 trial in patients with type I hepatorenal syndrome in the United States	$23,765
Ularitide	A synthetic form of the natriuretic peptide for the treatment of decompensated congestive heart failure	Our third-party licensor, CardioPep Pharma, has completed SIRIUS II, a double-blind, placebo-controlled Phase 2 study	55,652
			$79,417

The value of the acquired in-process research and development was determined by estimating the related future net cash flows using a present value discount rate of 14%, which at the time of our acquisition was determined to be our cost of capital. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from the acquired projects were based on estimates of revenues and operating profits related to the projects considering the stage of development of each potential product acquired, the time and resources needed to complete the development and approval of each product, the life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the in-process research and development, the assumed commercialization dates for these potential products begins in 2007, specifically for terlipressin.

Eos Acquisition

In connection with the April 2003 acquisition of Eos Biotechnology, Inc. (Eos), we recorded charges for acquired in-process research and development of $37.8 million due to Eos' incomplete research and development programs that had not yet reached technological feasibility as of April 4, 2003 and had no alternative future use as of that date. A summary and the status of these programs at December 31, 2005 follows:

Program	Description	Status of Development	Value Assigned (In thousands)
Anti-angiogenesis (M200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Function-blocking antibody that targets a specific integrin for solid tumors, including melanoma, pancreatic, non-small lung and renal cancers	Phase 2 clinical trials initiated in December 2004	$24,067
Ocular Neovascularization (F200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Fab fragment of Anti-$\alpha_5\beta_1$ Integrin Antibody for ocular indications, including age-related macular degeneration	No further development expected	$13,767

* Development progress may be affected by potential partnering discussions or commitment of resources to more advanced programs.

Acquisition of Daclizumab Rights from Roche

We recorded a charge to acquired in-process research and development totaling approximately $48.2 million in connection with the amendment to our collaboration agreement with Roche in October 2003, pursuant to which we now have exclusive worldwide rights to market, develop, manufacture and sell daclizumab (*Zenapax*) in all disease indications other than transplantation. This amount relates to the rights to autoimmune indications for daclizumab that were then being developed and tested in clinical studies, specifically to treat asthma and ulcerative colitis.

- In September 2004, we and Roche announced the co-development of the subcutaneous formulation of daclizumab (daclizumab s.c.) in asthma and related respiratory disorders. During 2005, we conducted a single-dose and a multiple-dose Phase 1 clinical trials of daclizumab s.c. in healthy volunteers, intended to gather additional experience with the PDL-manufactured subcutaneous formulation. We and Roche intend to initiate a subsequent Phase 2b clinical trial in patients with moderate-to-severe persistent asthma in the second half of 2006.
- In May 2004, we reported results from a Phase II clinical study of daclizumab in patients with moderate-to-severe ulcerative colitis. Daclizumab did not meet primary or secondary endpoints in the trial, and we do not intend to develop it further for this indication.

Assumptions Underlying In-Process Research and Development Charges

The values of the acquired in-process research and development from the ESP Pharma acquisition, the Eos acquisition and the Roche arrangement were determined by estimating the related future probability-adjusted net cash flows, which were then discounted to present values using a rate of 14% for the ESP Pharma acquisition and 15% for both the Eos acquisition and the Roche arrangement. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2007 to 2008 related to the ESP Pharma acquisition and the Roche arrangement and 2008 to 2009 related to the Eos acquisition.

Numerous risks and uncertainties exist with timely completion of development, including the uncertainty and timing of commencing human clinical trials and patient enrollment, as well as uncertainties related to the results of such studies, including interpretation of the data and obtaining FDA and other regulatory body approvals. The nature of the remaining efforts for completion of the acquired in-process research and development projects primarily consist of initiating clinical trials and studies, the cost, length and success of which are extremely difficult to determine. Feedback from regulatory authorities or results from clinical studies might require modifications or delays in later stage clinical trials or additional studies to be performed. The acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals and the fact that the cost of sales to produce these products in a commercial setting has not been determined. If these programs cannot be completed on a timely basis, then our prospects for future revenue growth would be adversely impacted.

Other Acquisition-related Charges

Other acquisition-related charges represent costs incurred during 2005 that relate to ESP Pharma operations prior to our acquisition of the business. Such charges include $18.6 million for product sales returns and accounts receivable allowances related to pre-acquisition sales and $0.8 million for other liabilities. As such charges directly related to ESP Pharma operations prior to our acquisition of the business, we recognized them as operating expenses rather than as a reduction to current year product sales. Although we have made our best estimates of other acquisition-related charges as of the filing of our Annual Report on Form 10-K with the Securities and Exchange Commission on March 16, 2006, during 2006 we may identify additional other acquisition-related charges that could affect our results of operations.

Asset Impairment Charges

In 2005, we recognized an asset impairment charge of $15.5 million to write down the carrying amounts of the product rights and related inventory of our four off-patent branded products to their fair values based on a revaluation completed in September 2005. We acquired these product rights as part of the acquisition of ESP Pharma, however, as we are committed to the development, manufacture and commercialization of proprietary biopharmaceutical products, marketing the off-patent branded products was inconsistent with our strategy. Accordingly, during third quarter of 2005, we made a decision to market the assets relating to these products to potential acquirers, and we engaged a financial advisor to assist us in this effort. At September 30, 2005, the fair value of these product rights and related inventory was estimated by management based on the indications of interests that we had received from potential buyers. We classified these product rights and the related inventory as held for sale and ceased the amortization of these product rights in accordance with Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, we reserved $1.1 million of this off-patent branded product inventory on hand as of December 31, 2005 based on its expected realizable amount.

In addition, pursuant to the terms of the Amended Agreements with Roche in October 2005, we agreed not to exercise the reversion right under the Prior Agreements to promote and sell *Zenapax* for prevention of acute kidney transplant rejection, and PDL is no longer required to make a payment for such right that would otherwise be due in 2006. As a result, during the fourth quarter of 2005 we wrote off the carrying value of the reversion right of $15.8 million acquired under the Amended and Restated Worldwide Agreement with Roche in October 2003. The Amended Agreements also amended the royalty obligations of Roche with respect to future sales of *Zenapax* in the existing transplant indication by including a revenue threshold below which royalties are not due.

Interest and Other Income, net and Interest Expense

	Years Ended December 31			Annual Percent Change	
(In thousands)	**2005**	2004	2003	**2005/2004**	2004/2003
Interest and Other Income, net and Interest Expense					
Interest and other income, net	**$ 9,616**	$10,212	$ 9,681	**(6)%**	5 %
Interest expense	**(10,177)**	(5,028)	(9,770)	**102 %**	(49)%

Interest and other income, net in 2005 decreased from 2004 primarily due to losses on investments in available-for-sale securities of $0.3 million realized in 2005 compared to realized gains on investments of $0.3 million in 2004. Interest and other income, net in each of 2005 and 2004 included interest income of $9.7 million. In 2003, interest and other income, net consisted of interest income of $16.3 million, partially offset by early debt extinguishment charges of approximately $6.5 million. Interest income decreased by $6.6 million in 2004 when compared to 2003 primarily due to lower invested cash and marketable securities balances, and to a lesser extent, declining interest rates on our marketable securities.

Interest expense in 2005, net of amounts capitalized, related to a 2.00%, $250.0 million Convertible Senior Notes (2005 Notes), a 2.75%, $250.0 million Convertible Subordinated Notes (2003 Notes), a 7.64% term loan associated with the purchase our Fremont, California facilities, and notes payable assumed in our acquisition of Eos in the second quarter of 2003. Interest expense in 2004, net of amounts capitalized, related to the 2003 Notes, the 7.64% term loan and the notes payable acquired in the Eos acquisition. Interest expense in 2003, net of amounts capitalized, related to our 5.50% Convertible Subordinated Notes that were redeemed in November 2003, the 2003 Notes, the 7.64% term loan and the notes payable acquired in the Eos acquisition.

Interest expense for 2005 increased from 2004 as a result of both our 2005 Notes and 2003 Notes being outstanding during 2005, compared to only our 2003 Notes being outstanding in 2004. The decrease in interest expense in 2004 compared 2003 was due primarily to the redemption of our 5.50% convertible subordinated notes in November 2003.

We expect that full-year interest expense in 2006 will increase slightly from 2005 since the 2005 Notes will be outstanding for the full year in 2006 compared to only a partial year in 2005. The 2005 Notes were issued in February 2005.

Income Taxes

We recorded a tax expense of approximately $0.9 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively. Taxes during the year ended December 31, 2005 are primarily related to state income taxes on income earned by ESP Pharma and foreign taxes on income earned by our foreign operations. Taxes during the year ended December 31, 2004 are primarily related to foreign taxes on income earned by our foreign operations and foreign withholding tax in connection with a license maintenance fee. We recorded a tax provision benefit of approximately $0.9 million during the fourth quarter of 2005 primarily related to a change in estimates for our annual tax provision for the year ended December 31, 2005. We recorded a $10.1 million federal deferred tax asset related to the carry back of ESP Pharma's tax loss for the period from January 1, 2005 through March 23, 2005 partially offset by a net $0.4 million state deferred tax liability related to future amortization expense for intangible assets from the acquisition of ESP Pharma that are not deductible for tax purposes. This $9.7 million net deferred tax asset was recorded as a reduction of goodwill from the ESP Pharma acquisition.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through product sales, public and private placements of equity and debt securities, revenue under agreements with third parties and interest income on invested capital. At December 31, 2005, we had cash and cash equivalents and marketable securities and restricted investments in the aggregate of $333.9 million, compared to $397.1 million at December 31, 2004.

Net cash provided by our operating activities in 2005 was $31.6 million compared with net cash used in operating activities of $27.2 million and $23.6 million in 2004 and 2003, respectively. The $31.6 million net cash provided by operating activities in 2005 was primarily attributable to our product sales and increased revenues from royalties, which is offset partially by the increase in spending for advancing clinical programs and our expansion into sales and marketing activities as well as headcount. In 2004 and 2003, the changes in cash used in operating activities as compared to the prior year related primarily to the funding of greater operating expenses partially offset by an increase in deferred revenue resulting from the Collaboration Agreement signed with Roche in September 2004 and increases in other current assets and other assets resulting from the transaction costs associated with the issuance of our 2003 Notes in 2003, which was partially offset by an increase in accounts payable and accrued liabilities resulting from the construction of our new commercial manufacturing facility in Brooklyn Park, Minnesota.

Net cash used in investing activities in 2005 was $320.8 million compared to $240.2 million and $20.9 million in 2004 and 2003, respectively. The $320.8 million net cash used for investing activities in 2005 was primarily attributable to $432.6 million in cash payments (net of cash received) related to the ESP Pharma and *Retavase* acquisitions in March 2005 and $41.3 million in capital expenditures, which were partially offset by $154.5 million in sales and maturities of our marketable securities and maturities of restricted investments. The changes in 2004 and 2003 were primarily the result of the timing of purchases of marketable securities, as well as the purchase of intangible

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires all share-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under FAS 123, will no longer be an alternative to financial statement recognition. We are required to adopt FAS 123R on January 1, 2006. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The adoption of FAS 123R will have a material impact on our consolidated results of operations. We will adopt FAS 123R using the prospective method and the Black Scholes valuation model to calculate stock-based compensation expense. Based on this approach, we expect that the total stock-based compensation expense for 2006 will be in the range of $32 million to $38 million. However, our estimate of future stock-based compensation expense is affected by our stock price, the number of stock-based awards our board of directors may grant in 2006, as well as a number of complex and subjective valuation assumptions and the related tax effect. These valuation assumptions include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. Actual results may differ materially from our estimates as a result of these factors, and we disclaim and any obligation to update or revise this or any other forward-looking statements in this Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We maintain a non-trading investment portfolio of investment grade, highly liquid debt securities, which limits the amount of credit exposure to any one issue, issuer or type of instrument. We do not use derivative financial instruments for speculative or trading purposes. We hold a $30.0 million five-year convertible note receivable purchased from Exelixis, Inc. due in May 2006. Accounting rules require the conversion feature of some convertible notes to be separated from the debt agreement in which the conversion feature is contained and accounted for as a derivative instrument, and therefore reflected in the note purchaser's financial statements based upon the fair market value of the stock into which the note is convertible. Due in part to the number of shares into which this note receivable would currently convert and the average daily trading volume of Exelixis stock, the Exelixis note is not currently considered a derivative instrument and, therefore, changes in the market value of Exelixis stock are not required to be recorded in our financial statements. However, a significant increase in the average daily trading volume of Exelixis stock, or changes or interpretations in accounting principles could require us to report the value of the Exelixis stock in our financial statements. Such a requirement could cause us to include changes in the Exelixis stock price on a quarterly basis and would contribute to fluctuation in our operating results from quarter to quarter.

The debt securities in our investment portfolio are not leveraged and are classified as available-for-sale and therefore are subject to interest rate risk. We do not currently hedge interest rate exposure. If market interest rates were to increase by 100 basis points from December 31, 2005 levels, the fair value of the portfolio would decline by approximately $1.2 million. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

As of December 31, 2005, the aggregate fair values of our long-term debt and convertible subordinated notes were approximately $7.9 million and $706.3 million, respectively, based on available pricing information. The long-term debt bears interest at a fixed rate of 7.64%, the convertible subordinated notes issued in 2003 bear interest at a fixed rate of 2.75% and the convertible senior notes issued in 2005 bear interest at a fixed rate of 2.00%. These obligations are subject to interest rate risk because the fixed interest rates under these obligations may exceed current interest rates.

The following table presents information about our material debt obligations that are sensitive to changes in interest rates. The table presents principal amounts and related weighted-average interest rates by year of expected maturity for our debt obligations. Our convertible notes may be converted to common stock prior to the maturity date.

Liabilities (000's)	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Long-term debt, including current portion								
Fixed Rate	$588	$635	$685	$741	$800	$ 3,931	$ 7,380	$ 7,864 (1)
Avg. Interest Rate	7.64%	7.64%	7.64%	7.64%	7.64%	7.64%	7.64%	
Convertible subordinated notes								
Fixed Rate	$ —	$ —	$ —	$ —	$ —	$499,998	$499,998	$706,250 (2)
Avg. Interest Rate	2.38%	2.38%	2.38%	2.38%	2.38%	2.38%	2.38%	

(1) The fair value of the remaining payments under our long-term obligations is estimated using discounted cash flow analyses, based on our current incremental borrowing rate for similar types of borrowing arrangements.
(2) The fair value of the remaining payments under our convertible subordinated notes is based on the market price of similar instruments with similar convertible features.

Foreign Currency Risk

As we have operations outside of the United States, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we operate. To date, our foreign operations have not been significant to our results of operations and financial condition; therefore, our current foreign currency risk is considered minimal.

CONSOLIDATED BALANCE SHEETS

	December 31,	
(In thousands, except per share data)	**2005**	2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 183,377**	$ 91,395
Marketable securities, including $6.8 million and $6.9 million of restricted investments at December 31, 2005 and 2004, respectively	**101,617**	140,579
Accounts receivable, net of allowances of $10.0 million at December 31, 2005	**21,963**	—
Inventories	**17,728**	—
Deferred tax assets	**9,244**	—
Prepaid and other current assets	**18,272**	9,750
Short-term note receivable	**30,000**	—
Total current assets	**382,201**	241,724
Long-term marketable securities, including zero and $6.7 million of restricted investments at December 31, 2005 and 2004, respectively	**48,928**	165,106
Land, property and equipment, net	**266,053**	238,077
Goodwill	**57,783**	—
Other intangible assets, net	**397,266**	31,309
Other assets	**13,770**	7,516
Convertible note receivable	—	30,000
Total assets	**$1,166,001**	$713,732
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 2,728**	$ 4,921
Accrued compensation	**16,401**	6,977
Royalties payable	**3,295**	—
Other accrued liabilities	**40,509**	13,244
Deferred revenue	**11,290**	17,389
Current portion of notes payable	—	379
Current portion of other long-term debt	**676**	544
Total current liabilities	**74,899**	43,454
Convertible notes	**499,998**	249,998
Notes payable	—	7,469
Long-term deferred revenue	**57,743**	—
Other long-term debt	**7,296**	301
Total liabilities	**639,936**	301,222
Commitments and contingencies (Notes 14 and 15)		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 250,000 shares authorized; 112,062 and 95,857 shares issued and outstanding at December 31, 2005 and 2004 respectively	**1,121**	959
Additional paid-in capital	**969,118**	686,302
Deferred stock-based compensation	**(1,998)**	—
Accumulated deficit	**(440,109)**	(273,532)
Accumulated other comprehensive loss	**(2,067)**	(1,219)
Total stockholders' equity	**526,065**	412,510
Total liabilities and stockholders' equity	**$1,166,001**	$713,732

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
(In thousands, except per share data)	**2005**	2004	2003
Revenues:			
Product sales, net	**$ 121,191**	$ —	$ —
Royalties	**130,068**	83,807	52,704
License and other	**28,395**	12,217	13,982
Total revenues	**279,654**	96,024	66,686
Costs and expenses:			
Cost of product sales	**60,257**	—	—
Research and development	**172,039**	122,563	82,732
Selling, general and administrative	**82,386**	31,806	27,613
Acquired in-process research and development	**79,417**	—	85,993
Other acquisition-related charges	**19,434**	—	—
Asset impairment charges	**31,269**	—	
Total costs and expenses	**444,802**	154,369	196,338
Operating loss	**(165,148)**	(58,345)	(129,652)
Interest and other income, net	**9,616**	10,212	9,681
Interest expense	**(10,177)**	(5,028)	(9,770)
Loss before income taxes	**(165,709)**	(53,161)	(129,741)
Income tax expense	**868**	80	73
Net loss	**$(166,577)**	$ (53,241)	$(129,814)
Basic and diluted net loss per share	**$ (1.60)**	$ (0.56)	$ (1.40)
Shares used in the computation of basic and diluted net loss per share	**104,326**	94,982	92,478

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(In thousands)	**2005**	2004	2003
Cash flows from operating activities:			
Net loss	**$(166,577)**	$ (53,241)	$(129,814)
Adjustments to reconcile net loss to net cash used in operating activities:			
Acquired in-process research and development	**79,417**	—	85,993
Asset impairment charges	**31,269**	—	—
Depreciation and amortization	**15,126**	11,361	8,407
Amortization of convertible notes offering costs	**2,214**	1,205	1,147
Amortization of intangible assets	**37,557**	2,502	941
Stock-based compensation expense	**970**	1,214	276
Loss on investment in marketable securities	**302**	—	—
Impairment loss on investment	**—**	—	150
Loss on early extinguishment of debt	**—**	—	6,538
Loss on disposal of fixed assets	**7**	741	455
Other non-cash research and development expenses	**1,500**	3,000	—
Non-cash license revenue	**—**	(4,000)	—
Changes in assets and liabilities:			
Accounts receivable	**(24,473)**	—	—
Interest receivable	**323**	340	2,975
Inventories	**923**		
Other current assets	**(6,618)**	939	(3,286)
Other assets	**(124)**	405	(8,941)
Accounts payable	**(4,029)**	1,277	1,064
Accrued liabilities	**13,619**	(9,627)	10,407
Deferred revenue	**50,144**	16,728	123
Total adjustments	**198,127**	26,085	106,249
Net cash provided by (used in) operating activities	**31,550**	(27,156)	(23,565)
Cash flows from investing activities:			
Purchases of marketable securities	**(600)**	(291,271)	(110,049)
Sales and Maturities of marketable securities	**147,660**	139,290	278,000
Maturities (purchases) of restricted securities	**6,876**	7,487	(20,822)
Adjustment to goodwill related to ESP Pharma acquisition	**(873)**	—	—
Cash paid for ESP Pharma acquisition, net of cash acquired	**(322,558)**	—	—
Cash paid for *Retavase* acquisition	**(110,000)**	—	—
Cash obtained from Eos	**—**	—	2,453
Purchase of intangible assets	**—**	—	(80,000)
Purchase of land, property and equipment	**(41,268)**	(95,683)	(90,518)
Net cash used in investing activities	**$(320,763)**	$(240,177)	$ (20,936)

(In thousands)	2005	2004	2003
	Years Ended December 31,		
Cash flows from financing activities:			
Proceeds from issuance of common stock	**$139,868**	$ 18,313	$ 4,110
Proceeds from issuance of convertible notes	**242,048**	—	250,000
Extinguishment of long-term convertible debentures	**—**	—	(154,125)
Payments on other long-term obligations	**(721)**	(1,353)	(1,446)
Net cash provided by financing activities	**381,195**	16,960	98,539
Net increase (decrease) in cash and cash equivalents	**91,982**	(250,373)	54,038
Cash and cash equivalents at beginning of year	**91,395**	341,768	287,730
Cash and cash equivalents at end of year	**$183,377**	$ 91,395	$ 341,768
Cash Flow for Acquisition of ESP Pharma, *Retavase* and Eos:			
Cash and cash equivalents	**$ 2,442**	$ —	$ —
Inventories	**19,712**	—	—
Other current assets	**1,904**	—	691
Acquired in-process research and development	**—**	—	37,834
Property and equipment	**2,208**	—	2,274
Intangible assets	**432,700**	—	1,410
Accounts payable	**(1,836)**	—	—
Accrued compensation	**(1,803)**	—	—
Other liabilities	**(20,767)**	—	(5,848)
Acquisition and transaction costs incurred	**(5,388)**	—	(4,652)
Common stock issued	**(104,851)**	—	(34,162)
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest (net of amount capitalized)	**$ 6,083**	$ 8,220	$ 10,736
Cash paid during the year for income taxes	**$ 365**	$ —	$ —

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional
(In thousands, except shares of common stock data)	Shares	Amount	Paid-In Capital
Balance at December 31, 2002	89,178,867	$ 892	$ 628,292
Issuance of common stock under employee benefit plans	526,662	5	4,105
Issuance of common stock in connection with Eos acquisition	4,180,375	42	34,120
Issuance of common stock options to consultants for services			276
Balance at December 31, 2003	93,885,904	$ 939	$ 666,793
Issuance of common stock under employee benefit plans	1,971,233	20	18,293
Issuance of common stock options to consultants for services			1,214
Issuance of common stock upon conversion of convertible notes	99		2
Balance at December 31, 2004	95,857,236	$ 959	$ 686,302
Issuance of common stock under employee benefit plans	**3,451,678**	**34**	**39,834**
Issuance of common stock in connection with ESP Pharma acquisition	**7,330,182**	**73**	**104,778**
Issuance of common stock in connection with Biogen Idec collaboration agreement	**4,058,935**	**41**	**99,959**
Issuance of common stock options to consultants for services			**710**
Issuance of restricted stock to employees	**103,200**	**1**	**2,257**
Issuance of common stock in connection with release of escrow shares from ESP Pharma acquisition	**1,260,842**	**13**	**35,278**
Balance at December 31, 2005	**112,062,073**	**$1,121**	**$969,118**

	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stock-Holders' Equity
Balance at December 31, 2002	$ —	$ (90,477)	$ 6,059	$ 544,766
Issuance of common stock under employee benefit plans				4,110
Issuance of common stock in connection with Eos acquisition				34,162
Stock-based compensation expense for consultants				276
Comprehensive loss:				
Net loss		(129,814)		(129,814)
Change in unrealized gains and losses on investments in available-for-sale securities			(5,169)	(5,169)
Total comprehensive loss				(134,983)
Balance at December 31, 2003	$ —	$ (220,291)	$ 890	448,331
Issuance of common stock under employee benefit plans				18,313
Stock-based compensation expense for consultants				1,214
Issuance of common stock upon conversion of convertible notes				2
Comprehensive loss:				
Net loss		(53,241)		(53,241)
Change in unrealized gains and losses on investments in available-for-sale securities			(2,109)	(2,109)
Total comprehensive loss				(55,350)
Balance at December 31, 2004	$ —	$ (273,532)	$ (1,219)	412,510
Issuance of common stock under employee benefit plans				**39,868**
Issuance of common stock in connection with ESP Pharma acquisition				**104,851**
Issuance of common stock in connection with Biogen Idec collaboration agreement				**100,000**
Issuance of restricted stock to employees	**(2,258)**			**—**
Stock-based compensation expense for employees	**260**			**260**
Stock-based compensation expense for consultants				**710**
Issuance of common stock in connection with release of escrow shares from ESP Pharma acquisition				**35,291**
Comprehensive loss:				
Net loss		**(166,577)**		**(166,577)**
Change in unrealized gains and losses on investments in available-for-sale securities			**(848)**	**(848)**
Total comprehensive loss				**(167,425)**
Balance at December 31, 2005	**$(1,998)**	**$(440,109)**	**$(2,067)**	**$526,065**

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

We are a biopharmaceutical company focused on discovering, developing and commercializing innovative therapies for severe or life-threatening illnesses. We market and sell a portfolio of products in the acute-care hospital setting in the United States and Canada and generate royalties through licensing agreements with numerous biotechnology and pharmaceutical companies based on our antibody humanization technology platform. Our product development pipeline includes six investigational compounds in Phase 2 or Phase 3 clinical development for hepatorenal syndrome, inflammation and autoimmune diseases, cardiovascular disorders and cancer.

On January 9, 2006, subsequent to our stockholders' approval in June 2005, we changed our corporate name to PDL BioPharma, Inc. from Protein Design Labs, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of PDL BioPharma, Inc. and its wholly-owned subsidiaries after elimination of inter-company accounts and transactions.

Reclassifications

Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revisions to ESP Pharma Purchase Accounting

During the preparation of PDL's consolidated financial statements for the year ended December 31, 2005, management revised the purchase accounting and certain related account balances with respect to the acquisition of ESP Pharma which was completed on March 23, 2005. This acquisition was accounted for pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141). Pursuant to FAS 141, the allocation period during which we were able to make adjustments to the purchase price and allocation thereof ended on March 31, 2005. As a result, substantially all of the revisions to our previously reported balances have been included in "Other acquisition-related charges" in our consolidated statement of operations.

Please refer to page 100 in this report for the detail of the affected quarterly balances, as previously reported and as subsequently revised. A summary of the more significant revisions is as follows:

- On the acquisition date in March 2005, we believed beyond a reasonable doubt that the 2,523,588 shares placed into escrow (the escrow shares) would ultimately be issued to former ESP Pharma shareholders and, therefore, we included value of such shares, which approximated $36.1 million, in the calculation of the purchase price due to various liabilities identified subsequently. We have since determined that the value of these shares should not have been included in purchase consideration until the underlying contingencies are resolved and they are released from the escrow in favor of the former ESP Pharma shareholders. This revision reduced the original recorded goodwill and stockholders' equity by approximately $36.1 million at March 31, 2005. During September 2005, approximately one-half of the escrow shares were released to the former ESP shareholders. As such, the fair value of such shares at that time of $35.3 million was added to the revised purchase price as contingent consideration and reflected as an increase to goodwill and stockholders' equity at that date.

- During the second, third and fourth quarters of 2005, we incurred various costs and liabilities that related to ESP Pharma operations prior to our acquisition of the business. Specifically, we experienced a significant volume of product returns related to products sold by ESP Pharma prior to our acquisition of the business (pre-acquisition sales). Charges associated with returns of pre-acquisition sales totaled approximately $17.2 million. Further, certain acquired accounts receivable were subsequently identified as being uncollectible and resulted in additional charges of $1.4 million. Other pre-acquisition liabilities identified during 2005 and charged to operations approximated $0.8 million. All charges described above have been included in other acquisition-related charges in our consolidated statement of operations.
- During the third and fourth quarters, we initially accounted for most of the items outlined above as a reduction to stockholders' equity rather than as a charge to results of operations, inasmuch as we expected to reduce the amount of purchase consideration originally reported by claiming certain shares from the escrow. As noted above, however, based upon subsequent events we have determined not to include the escrow shares in the initial purchase price. Accordingly, these amounts have now been included in other acquisition-related charges.

Although we have made our best estimates of other acquisition-related charges as of the filing of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2006, during 2006 we may identify additional other acquisition-related charges that could affect our results of operations.

Under the terms of the Amended and Restated Agreement and Plan of Merger, we have the right to claim escrow shares if product returns related to pre-acquisition sales exceed a specific threshold. Due to the large volume of product returns, tax-related items and certain other liabilities incurred by us, we have filed claims to recover 388,807 escrow shares and expect to file claims to recover a significant number of additional shares.

Revision to Previously Reported Fourth Quarter 2005 Results of Operations

We revised the number of shares used in the calculation of basic and diluted net loss per share calculation for the quarter and year ended December 31, 2005. This increase of approximately 4.0 million and 1.0 million shares for the quarter and year ended December 31, 2005, respectively, related to share of common stock we issued in connection with the collaboration.

Cash Equivalents, Marketable Securities and Concentration of Credit Risk

We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. We place our cash, cash equivalents and marketable debt securities with high-credit-quality financial institutions and in securities of the U.S. government, U.S. government agencies and U.S. corporations and, by policy, limit the amount of credit exposure in any one financial instrument. To date, we have not experienced credit losses on investments in these instruments.

Inventories

Inventories are stated at the lower of cost or market, with costs approximating the first-in, first-out method. When the inventory carrying value exceeds the market estimated value, reserves are recorded for the difference between the cost and the estimated market value. These reserves are determined based on management's estimates. Inventories consist of finished goods, work-in-process and raw materials (including active pharmaceutical ingredients). As a result of the ESP Pharma and Retavase acquisitions (see Notes 4 and 5), we acquired and recorded inventories at their fair market values, which approximated the original cost of the inventory purchased from third-party manufacturers.

Revenue Recognition

We currently recognize revenues resulting from product sales, from licensing and use of our technology, from research and development (R&D) services and from other services we sometimes perform in connection with the licensed technology under the guidance of Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Royalty, licensing and other revenues are typically derived from our proprietary patent portfolio covering the humanization of antibodies for use as drugs, in drug development and production.

If we determine that separate elements exist in a revenue arrangement under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), we recognize revenue for delivered elements only when the fair values of undelivered elements are known, when the associated earnings process is complete, when payment is reasonably assured and, to the extent the milestone amount relates to our performance obligation, when our customer confirms that we have met the requirements under the terms of the agreement.

In the fourth quarter of 2005, we entered into inventory management arrangements with three major pharmaceutical wholesalers that distribute more than 90 percent of our product sales for our three major products (*Cardene* IV, IV *Busulfex*, and *Retavase*). Under these arrangements, we agreed to pay the wholesalers a fee in exchange for product distribution and inventory management services. Such fees are recorded as a reduction to product sales in the consolidated statements of operations in accordance with Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9).

Revenues, and their respective treatment for financial reporting purposes, are as follows:

Product Sales

We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed and determinable, and collectibility is reasonably assured. Product sales are recorded net of discounts, sales returns, chargebacks and rebates. Allowances and accruals are established for estimated discounts, sales returns, doubtful accounts, chargebacks and rebates.

Accounts Receivable, Sales Allowances and Rebate Accruals

Accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts, government chargebacks, rebates and sales returns. When we estimate cash discounts, government chargebacks and sales returns we consider contractual terms, historical trends experienced by ESP Pharma and the previous owner of the products, and expectations regarding the utilization rates for these programs. These amounts are recorded as an offset to product sales in the same period the related revenue is recognized. In determining allowances for product returns, chargebacks and rebates, we must make significant judgments and estimates. For example, in determining these amounts, we estimate hospital demand, buying patterns by hospitals and group purchasing organizations from wholesalers and the levels of inventory held by wholesalers. Making these determinations involves estimating whether trends in past buying patterns will predict future product sales. Our estimates are based on the historical chargeback data we receive from wholesalers and the applicable customer chargeback rates, returns and rebate thresholds we have from Wyeth and Centocor with respect to *Cardene* IV and *Retavase*, respectively. Allowances for chargebacks, returns and rebate accruals require substantial judgment. Actual results may differ from our estimates and could impact our earnings in any period in which an adjustment is made, based on actual results.

Since our acquisition of ESP Pharma, we have adjusted our allowances for product returns, chargebacks and rebates based on more recent experience rates, and we will likely be required to make adjustments to these allowances in the future as we market and promote these products for ourselves. We continually monitor our allowances and make adjustments when we believe actual experience may differ from our estimates.

Accrued rebates include amounts due under Medicaid and other commercial contractual rebates. Rebates are recorded in the same period that the related revenue is recognized resulting in a reduction of product sales revenue and the establishment of either a contra asset or a liability, which are included in accounts receivable or other accrued liabilities, respectively. Accrued rebates are recorded based on a percentage of selling price determined from historical experience rates. Medicaid rebate accruals are evaluated based on historical rebate payments by product as a percentage of historical sales, product pricing and current contracts. Product returns allowance is calculated based on a percentage of total sales.

Estimates for our allowance for doubtful accounts are determined based on existing contractual obligations, historical payment patterns of our customers, credit quality of our customers and individual customer circumstances and are included in selling, general and administrative expenses.

Royalties

Under most of our patent license agreements, we receive royalty payments based upon our licensees' net sales of products. Generally, under these agreements we receive royalty reports from our licensees approximately one quarter in arrears; that is, generally in the second month of the quarter after the licensee has sold the royalty-bearing product. We also receive royalties on a generic product that we have licensed for sale. We recognize royalty revenues when we can reliably estimate such amounts and collectibility is reasonably assured. Accordingly, we recognize royalty revenue in the quarter reported to us by our licensees (i.e., generally royalty revenue is recognized one quarter following the quarter in which sales by our licensees occurred).

License and Other

We include revenue recognized from upfront licensing and license maintenance fees, milestone payments and reimbursement of development expenses in License and other revenues in our Consolidated Statements of Operations.

Upfront License and License Maintenance Fees

We generally recognize revenue from upfront fees when the agreement is signed, we have completed the earnings process and we have no ongoing performance obligation with respect to the arrangement. Revenues recognized from upfront fees typically relate to patent license and patent rights agreements. Generally there are three types of collaboration arrangements PDL enters into under which we provide access to our proprietary patent portfolio covering the humanization of antibodies.

- Under patent license agreements, the licensee typically obtains a non-exclusive license to one or more of our patents. In this arrangement, the licensee is responsible for all of the development work on its product. The licensee has the technical ability to perform the humanization of the antibody it is developing using our patented technology, but needs to obtain a license from us to avoid infringing our patents. We have no future performance obligations under these agreements. Consideration that we receive for patent license agreements is recognized upon execution and delivery of the patent license agreement and when payment is reasonably assured. Nonrefundable upfront licensing fees, including certain guaranteed, time-based payments that require continuing involvement in the form of development, manufacturing or other commercialization efforts by us are recognized as revenue either (a) ratably over the development period if development risk is significant, or (b) ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated.
- Under patent rights agreements, the licensee purchases a research patent license in exchange for an upfront fee. In addition, the licensee has the right to obtain, in exchange for consideration separate from the upfront fee, patent licenses for commercial purposes for a specified number of drug targets to be designated by the licensee subsequent to execution of the agreement. The licensee performs all of the research, and we have no further performance obligations with respect to the research patent license and the grant of the right to obtain commercial patent licenses; therefore, upon delivery of the patent rights agreement, the earnings process is complete. When a licensee exercises its right to obtain patent licenses to certain designated drug targets for commercial purposes, we recognize the related consideration as revenue upon the licensee's exercise of such right, execution and delivery of the associated patent license agreement and when payment is reasonably assured.
- Under our humanization agreements, the licensee typically pays an upfront fee for us to humanize an antibody. These upfront fees are recognized as the humanization work is performed, which is typically over three to six months, or upon acceptance of the humanized antibody by our licensee if such acceptance clause exists in the agreement.
- Under patent license agreements and humanization agreements, we may also receive annual license maintenance fees, payable at the election of the licensee to maintain the license in effect. We have no performance obligations with respect to such fees. Maintenance fees are recognized as they are due and when payment is reasonably assured.

Milestones

We enter into patent license and humanization agreements that may contain milestones related to reaching particular stages in product development. We recognize revenues from milestones when we have no further obligation with respect to the activities under the agreement and when we have confirmed that the milestone has been achieved. Where we have continuing involvement obligations in the form of development, manufacturing or other commercialization efforts, we recognize revenues from milestones either (a) ratably over the development period if development risk is significant, or (b) ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated. Generally, there are three types of agreements under which a customer would owe us a milestone payment:

- Humanization Agreements provide for the payment of certain milestones to us after the completion of services to perform the humanization process. These milestones generally include delivery of a humanized antibody meeting a certain binding affinity and, at the customer's election, delivery of a cell line meeting certain criteria described in the original agreement.
- Patent License Agreements and Humanization Agreements sometimes require our licensees to make milestone payments to us when they achieve certain progress, such as FDA approval, with respect to the licensee's product.
- We may also receive certain milestone payments in connection with licensing technology to or from our licensees, such as product licenses. Under these agreements, our licensees may make milestone payments to us when they or we achieve certain levels of development with respect to the licensed technology.

R&D Services

Reimbursement of development costs from our collaborators is recognized as revenue as the related services are performed. In certain instances, our collaboration agreements involve a combination of upfront fees, milestones and development costs where we are not able to establish fair value of all of the undelivered elements. We recognize these upfront fees, milestones and reimbursements of development costs as the services are performed and out-of-pocket costs are incurred.

Advertising and Promotional Expenses

The Company engages in promotional activities, which typically take the form of industry publications, journal ads, exhibits, speaker programs, and other forms of media. In accordance with procedures defined under Statement of Position 93-7, "Reporting on Advertising Costs," advertising and promotion expenditures are expensed as incurred. These expenses for the years ended December 31, 2005, 2004 and 2003 were $9.3 million, zero and zero, respectively.

Shipping and Handling

The Company records costs related to shipping and handling of revenue in cost of product sales for all periods presented.

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients, the completion of portions of the clinical trial, or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual cost of services received and efforts expended. As such, expenses related to each patient enrolled in a clinical trial are recognized ratably beginning upon entry into the trial and over the course of the patient's continued participation in the trial. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred.

Research and Development

Major components of research and development expenses consist of personnel costs, including salaries and benefits, clinical development performed by us and contract research organizations, preclinical work, pharmaceutical development, materials and supplies, payments related to work completed for us by third-party research organizations and overhead allocations consisting of various administrative and facilities related costs. All research and development costs are charged to expense as incurred.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). Specifically, we include in other comprehensive loss the changes in unrealized gains and losses on our holdings of available-for-sale securities, which are excluded from our net loss. Our comprehensive loss for the years ended December 31, 2005, 2004 and 2003 is reflected in the Consolidated Statements of Stockholders' Equity.

Stock-Based Compensation

At December 31, 2005, we had six stock-based employee compensation plans, which are described more fully in Note 20. We account for our plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and related Interpretations. Accordingly, we recognize no compensation expense in our consolidated statements of operations with respect to options awarded to our employees with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. However, we recognize compensation expense in our consolidated statements of operations with respect to the modification of certain employee stock option awards. In 2005, we recognized approximately $0.3 million and $0.4 million in stock-based compensation expense related to the issuance of restricted stock to certain employees and modification of certain employee stock option awards, respectively, compared to $0 and $0.4 million recognized in 2004, respectively. The tables below illustrate the effect on net loss and net loss per share if we had applied the fair value recognition provisions of

Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," to our stock-based employee compensation plans.

	Year Ended December 31,		
(In thousands, except per share data)	**2005**	2004	2003
			(revised)
Net loss, as reported	**$(166,577)**	$(53,241)	$(129,814)
Add: Total stock-based employee compensation expense included in net loss, net of taxes	**640**	411	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	**(20,472)**	(19,594)	(25,220)
Pro forma net loss	**$(186,409)**	$(72,424)	$(155,034)
Basic and diluted net loss per share:			
As reported	**$ (1.60)**	$ (0.56)	$ (1.40)
Pro forma	**$ (1.79)**	$ (0.76)	$ (1.68)

For the periods presented in the table above, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
(In thousands, except per share data)	**2005**	2004	2003
Expected life, in years (revised for 2003)	**3.1**	2.4	2.8
Risk-free interest rate	**3.7%**	2.6%	2.9%
Volatility	**63%**	64%	72%
Dividend yield	**—**	—	—

We account for stock options granted to non-employees at fair value using the Black-Scholes option-pricing model in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Stock options granted to non-employees and stock options that are modified and continue to vest when an employee has a change in employment status are subject to periodic revaluation over their vesting terms. We recognize the resulting stock-based compensation expense over the service period in which the non-employee provides services to the Company. We recognized stock-based compensation expense related to stock options issued to non-employees of approximately $0.3 million, $0.8 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Segment and Concentrations Disclosure

In accordance with FASB Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," we are required to report operating segments and related disclosures about our products, services, geographic areas and major customers. Our chief operating decision-makers (or "CODMs") are comprised of our executive management with the oversight of our board of directors. Our CODMs review our operating results and operating plans and make resource allocation decisions on a company-wide or aggregate basis. Accordingly, we operate as one segment. Our facilities are located primarily within the United States.

Capitalized Software

Pursuant to SOP 98-1, we recognize costs incurred in the preliminary planning phase of software development as expense as the costs are incurred. Software development costs incurred in the application development phase are capitalized and are included in property and equipment. Once the developed software is placed into service, these costs are amortized into expense over the estimated useful life of the software.

Foreign Currency Translation

The U.S. dollar is the functional currency for our French subsidiary. All foreign currency gains and losses are included in interest and other income, net, in the accompanying Statements of Operations and have not been material.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 30 years
Leasehold improvements	Shorter of asset life or term of lease
Laboratory and manufacturing equipment	7 years
Computer and office equipment	3 years
Furniture and fixtures	7 years

Capitalization of Interest Cost

We capitalize a portion of our interest on borrowings in connection with the renovation of our existing manufacturing facilities, the development and construction activities for our future manufacturing facility and the development costs underlying significant software development projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Of total interest cost incurred of $11.9 million, $8.8 million and $12.0 million during the years ended December 31, 2005, 2004 and 2003, we capitalized interest of $3.9 million, $3.8 million and $2.2 million, respectively.

Goodwill, Other Intangible Assets and Other Long-Lived Assets

On March 23, 2005, we recorded goodwill in connection with our acquisition of ESP Pharma (see Note 4). In accordance with SFAS 142, we do not amortize goodwill. We test goodwill for impairment using a two-step process on an annual basis, and between annual tests under certain circumstances. Factors that are considered important when evaluating whether impairment might exist include a significant adverse change in the business climate, unanticipated competition, loss of key personnel, significant continued under-performance compared to peers, or other factors specific to each asset or reporting unit being evaluated. Any changes in key assumptions about the business and its prospects, or changes in market conditions or other externalities, could result in an impairment charge and such a charge could have a material effect on our consolidated results of operations.

Other intangible assets consist of purchased core technology and product rights. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," (SFAS 142), we are amortizing our intangible assets with definite lives over their estimated useful lives and review them for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We are amortizing the core technology, product rights and licensed research technology assets on a straight-line basis over their estimated useful lives, 10, 4 to 12 and 5 years, respectively. Amortization of intangible assets is included primarily in research and development expenses and costs of product sales in the Consolidated Statement of Operations. (See Note 12 for further details on intangible assets.)

In accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144), we identify and record impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. In 2005, we recorded asset impairment charges of $31.3 million related to certain intangible assets we acquired from ESP Pharma and Hoffmann-La Roche (Roche; see Note 4).

Postretirement Benefits

We sponsor a postretirement health care plan to offer medical benefits to certain of our former officers and their dependents. We account for these postretirement benefits in accordance with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

Recent Accounting Pronouncement

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123) and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires all share-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under FAS 123, will no longer be an alternative to financial statement recognition. We are required to adopt FAS 123R on January 1, 2006. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The adoption of FAS 123R will have a material impact on our consolidated results of operations. We will adopt FAS 123R using the prospective method and the Black Scholes valuation model to calculate stock-based compensation expense. Based on this approach, we expect that total stock-based compensation expense for 2006 will be in the range of $32 million to $38 million. However, our estimate of future stock-based compensation expense is affected by our stock price, the number of stock-based awards our board of directors may grant in 2006, as well as a number of complex and subjective valuation assumptions and the related tax effect. These valuation assumptions include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. Actual results may differ materially from our estimates as a result of these factors, and we disclaim and any obligation to update or revise this or any other forward-looking statements in this Form 10-K.

2. COLLABORATIVE, HUMANIZATION AND PATENT LICENSING ARRANGEMENTS

Biogen Idec, Inc. In August 2005 we entered into a collaboration with Biogen Idec, Inc. (Biogen Idec) for the joint development, manufacture and commercialization of three Phase 2 antibody products. The agreement provides for shared development and commercialization of daclizumab in MS and indications other than transplant and respiratory diseases, and for shared development and commercialization of M200 (volociximab) and *HuZAF* (fontolizumab) in all indications.

The collaboration and associated stock purchase agreements became effective in September 2005. We received an upfront license fee payment of $40.0 million, and Biogen Idec purchased approximately 4.1 million shares of our common stock at $24.637 per share, which represents the then fair market value of the stock, for approximately $100.0 million in cash. These shares are subject to a lock-up period, half for six months and the remainder for one year from the closing date. Biogen Idec also agreed to a standstill period of one year during which it is restricted from acquiring or soliciting other parties to acquire our voting securities.

We and Biogen Idec will share equally the costs of all development activities and all operating profits from each collaboration product within the United States and Europe. The companies will jointly oversee development, manufacturing and commercialization plans for collaboration products and intend to divide implementation responsibilities to leverage each company's capabilities and expertise. We will be eligible to receive development and commercialization milestones based on the further successful development of these molecules. Each party will have co-promotion rights in the United States and Europe. Outside the United States and Europe, Biogen Idec will fund all incremental development and commercialization costs and pay a royalty to us on sales of collaboration products. If multiple products are developed successfully in multiple indications and all milestones are achieved, PDL could receive certain development and commercialization milestone payments totaling up to $660 million. Of these, $560 million are related to development and $100 million are related to commercialization of collaboration products.

We determined that all elements under the collaboration agreement should be accounted for as a single unit of accounting under EITF 00-21, *Multiple Element Arrangements*. As we have continuing obligations under the collaboration agreement, and as significant development risk remains, we recorded the $40.0 million upfront license fee as deferred revenue and we will recognize this amount over development periods of the various molecules, ranging from 5 to 9 years. During the year ended December 31, 2005, we recognized revenue of approximately $2.3 million related to the amortization of the upfront license fee and $9.1 million for the reimbursement of certain research and development expenses.

Roche. Effective October 2003, we amended our 1999 collaboration agreement with Roche and its affiliates, pursuant to which we obtained worldwide rights to market, develop, manufacture and sell daclizumab (*Zenapax*) in all disease indications other than transplantation.

In connection with this arrangement, we paid Roche $80 million in cash for return of exclusive rights in indications other than transplantation, and we obtained an option to acquire rights in transplant indications (reversion right), exercisable by us in 2006, but effective in 2007 or as early as 2005 at the election of Roche. To effectuate the transfer of *Zenapax* in the transplantation indications, the agreement provided that we would pay an additional exercise fee to Roche based on the average annual gross sales of *Zenapax* during the period from January 1, 2004 through the calendar quarter prior to the date of notice of the exercise, or Roche's notice of its decision to transfer the rights to us prior to our exercise date. Under this agreement, if we did not receive transplantation rights, we would be required to pay modest royalties to Roche on any sales in all diseases other than transplantation, and we would have continued to receive royalties from Roche on sales of *Zenapax* in transplantation. This agreement was amended and restated in October 2005, as described below.

Of the $80 million that we paid to Roche in October 2003, we recorded a charge to acquired in-process research and development totaling approximately $48.2 million, representing technology that had not yet reached technological feasibility and that had no known future alternative uses. In particular, this amount related to the rights to autoimmune indications for daclizumab that we were developing and testing in clinical studies, specifically to treat asthma and ulcerative colitis.

- In September 2004, we and Roche announced the co-development of the subcutaneous formulation of daclizumab (daclizumab s.c.) in asthma and related respiratory disorders. During 2005, we conducted a single-dose and a multiple-dose Phase 1 clinical trials of daclizumab s.c. in healthy volunteers, intended to gather additional experience with the PDL-manufactured subcutaneous formulation. We and Roche intend to initiate a subsequent Phase 2b clinical trial in patients with moderate-to-severe persistent asthma in the second half of 2006.

- In May 2004, we reported results from a Phase 2 clinical study of daclizumab in patients with moderate-to-severe ulcerative colitis. Daclizumab did not meet primary or secondary endpoints in the trial, and we do not intend to develop it further for this indication.

We capitalized the remaining amount of $31.8 million, which related to core technology and the reversion right. We are amortizing the value of the core technology, $16.0 million, over the term of the patents underlying the acquired technology. We wrote off the value of the reversion right of $15.8 million in connection with the agreement signed with Roche in October 2005 (see below).

The value of the acquired in-process research and development was determined by estimating the related future probability-adjusted net cash flows, which were then discounted to a present value using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets.

In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2007 to 2008.

In September 2004, we entered into a Co-Development and Commercialization Agreement (the Collaboration Agreement) with Roche for the joint development and commercialization of daclizumab (*Zenapax*) for the treatment of asthma and other respiratory diseases. Under the terms of the Collaboration Agreement, we and Roche will globally co-develop daclizumab in asthma, share development expenses and co-promote the product in the United States. Outside the United States, we will receive royalties on net sales by Roche or its licensees of the product in asthma.

Under the terms of the Collaboration Agreement, we received a $17.5 million upfront payment from Roche in the third quarter of 2004, and we may receive up to $187.5 million in development and commercialization milestones in the future for successful further development of daclizumab. In addition, we receive partial reimbursement from Roche related to ongoing research and development efforts under the Collaboration Agreement. We determined that all elements under the Collaboration Agreement should be accounted for as a single unit of accounting under EITF 00-21. As we have continuing obligations under the Collaboration Agreement, and as significant development risk remains, we recorded the $17.5 million as deferred revenue and we will recognize this amount over the approximately six years that research and development expenses are expected to be performed for Roche. During 2005, we recognized approximately $6.9 million in License and other revenue related to the amortization of the upfront license fee and $1.3 million for the reimbursement of certain research and development expenses compared to $3.7 million recognized in 2004 under the Collaboration Agreement.

In October 2005, we executed an Amended and Restated Co-Development and Commercialization Agreement and a Second Amended and Restated Worldwide Agreement (collectively, the Agreements) with Roche and its affiliates. The Agreements amended the Amended and Restated Worldwide Agreement dated October 1, 2003 and the Co-Development and Commercialization Agreement dated September 14, 2004 between Roche and PDL (the Prior Agreements).

The Agreements expand the existing relationship between us and Roche to include the co-development and commercialization of daclizumab for organ transplant patients on longer term maintenance therapy (transplant maintenance). Under the terms of the agreements, we received a $10 million upfront payment and may receive up to $145 million in development and commercialization milestone payments if the development of daclizumab in transplant maintenance is successful. We will share global development costs equally with Roche. In addition, we will have the option to co-promote daclizumab for transplant maintenance in the United States and will share in the profits in the United States, and we will receive royalties on net sales of the product in transplant maintenance outside the United States. During 2005, we recognized $0.2 million of upfront license fee and $0.2 million for certain R&D services rendered under the Agreements as revenue. The Agreements also provide that we will not exercise the reversion right under the Prior Agreements to promote *Zenapax* for prevention of acute kidney transplant rejection, and PDL is no longer required to make a payment for such right that would otherwise be due in 2006. As a result, during the fourth quarter of 2005 we recorded a charge in asset impairment in the consolidated statements of operations to expense the carrying value of the reversion right of $15.8 million acquired under the October 2003 agreement. The Agreements also amended the royalty obligations of Roche with respect to future sales of *Zenapax* in the existing transplant indication by including a revenue threshold below which royalties are not due. Based on our current expectations of *Zenapax* product sales, we do not expect to receive royalties from Roche under the Agreements.

Exelixis, Inc. In May 2001, we signed a collaborative agreement with Exelixis, Inc. (Exelixis) to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding for two or more years, and we purchased a $30.0 million five-year note (the Note) convertible after the first year of the collaboration into Exelixis common stock. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales. We recognized the expense associated with our research funding ratably over the periods it was performed by Exelixis. We have provided a total of $8.0 million in research funding to Exelixis. We did not extend the research funding beyond the original two years, and as such, we did not fund any research expense to Exelixis beyond the second quarter of 2003. We continue to hold the Note, which is included in our Consolidated Balance Sheet. We accrue interest income on the Note, and during each of the years ended December 31, 2005, 2004 and 2003, we recognized approximately $1.7 million of interest income. The principal and interest owed under the Note are due in May 2006.

Genentech, Inc. In September 1998, we entered into an agreement covering patent rights under our humanization patents and under Genentech, Inc. (Genentech) patents relating to antibody engineering. Genentech paid us a $6.0 million fee, and we paid Genentech a $1.0 million fee. Each company can obtain up to six licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales. The number of licensed antibodies may be increased and the term of the agreement extended upon payment of additional fees. In November 1998, Genentech exercised certain of its rights under the agreement and obtained a nonexclusive license for *Herceptin*. Genentech paid us a $1.0 million licensing and signing fee, and we have since been receiving royalties on *Herceptin* sales. Further, in September 2003, Genentech and we mutually agreed to extend the master agreement for an additional 5-year term ending December 2008.

In December 2003, we signed a definitive agreement with Genentech, which resolved a dispute relating to our existing patent licensing master agreement, in particular with respect to our antibody humanization patents and certain of Genentech's humanized antibodies. In connection with this agreement, we agreed to certain royalty reductions for significant levels of annual aggregate sales of Genentech products licensed under the master agreement. The revised royalty rate structure would apply reciprocally to any of our products licensed under the master agreement. We also obtained additional rights for non-exclusive, royalty-bearing licenses under certain of Genentech's antibody patents. Under terms of the agreement, Genentech exercised licenses under the patent licensing master agreement for its *Xolair* and *Raptiva* antibody products, which were approved by the FDA in the second and fourth quarters of 2003, respectively. These exercises resulted in payment of license exercise fees of $2.2 million to us, which we recognized as license revenue in the fourth quarter of 2003. We recognized royalty revenue from third quarter 2003 sales of *Xolair* beginning in the fourth quarter of 2003, and we commenced recognition of royalty revenue from *Raptiva* product sales in the first quarter of 2004.

In February 2004, in consideration for approximately $1.1 million, Genentech exercised a license for its *Avastin* antibody product, which was approved by the FDA in February 2004. As a result, we recognized license exercise fees of approximately $1.1 million in the first quarter of 2004 and commenced recognition of royalty revenue from *Avastin* product sales in the second quarter of 2004.

In April 2005, we completed a license agreement with Genentech granting them rights to a novel prostate cancer antibody product developed by PDL. As a result, we recognized certain license fees at the time of signing, and may receive additional milestone payments and royalties in the event Genentech is successful in further developing and commercializing this antibody product.

Millennium Pharmaceuticals, Inc. In March 2001, we entered into a patent rights agreement with Millennium Pharmaceuticals, Inc. (Millennium) under our humanization patents for which they paid us an upfront fee. Millennium can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. The term of the agreement may be extended upon payment of additional fees. Millennium exercised its right to obtain a patent license in the fourth quarters of 2003 and 2005, and pursuant to the agreement, we received additional patent license fees from Millennium of $1.0 million and $1.1 million, respectively.

Abbott Laboratories. In December 2003, we signed a licensing agreement with Abbott Laboratories (Abbott) that provides Abbott certain exclusive rights to intellectual property related to antibodies capable of binding Interleukin-12 (IL-12) or its receptor. IL-12 is a cytokine with potential as a target in the treatment of a number of autoimmune diseases. The licensed rights are not related to our humanization technology. In connection with the agreement, we received an upfront licensing fee, and in the future we may receive development milestone payments and royalties on future sales of antibodies developed by Abbott against IL-12. We initially licensed certain intellectual property related to anti-IL-12 therapy from Roche and will share with Roche a portion of all amounts received. In December 2005, we entered into two Humanization Agreement with Abbott in which we agreed to provide humanization services for Abbott (for the IL-12 and IL-13 antigens).

Seattle Genetics, Inc. In January 2004, we entered into certain agreements with Seattle Genetics, Inc. (SGI) in which we granted patent rights and a patent license to SGI under our humanization patents and paid $0.5 million in cash in exchange for expanded access to SGI's drug conjugate and linker technology. Under the patent rights agreement, SGI also has the right to obtain additional patent licenses upon payment of additional fees, and upon the future commercialization of the products, SGI will pay us royalties on product sales. See Note 6.

In April 2005, we licensed certain worldwide exclusive rights related to a CD33 Antibody Program to SGI, including rights to certain intellectual property related to humanized antibodies and antibody humanization technology. In exchange for these rights, we received cash consideration of $0.3 million from SGI. We are also entitled to royalty payments from SGI on net sales of the licensed products. In addition, we are obligated to transfer to SGI certain materials and documentation related to the CD33 Antibody Program, for which transfer was successfully completed in mid-2005.

Morphotek, Inc. In July 2004, we entered into an agreement with Morphotek, Inc. (Morphotek) in which we granted patent rights and a commercial license under our humanization patents in exchange for broad access to Morphotek's MORPHODOMA® and Suppressor of Immunoglobulin Production technology. Under the agreement, Morphotek has the right to obtain additional patent licenses upon payment of additional fees. Upon the future commercialization of the products, Morphotek will pay us royalties on product sales. See Note 6.

Human Genome Sciences, Inc. In December 2005, we and Human Genome Sciences, Inc. (HGS) entered into a License Agreement whereby HGS granted a license to an undisclosed gene to PDL for purposes of conducting research, development and commercialization activities, and PDL granted HGS a nonexclusive license under the Queen patents for up to three antigens for purposes of conducting research, development and commercialization activities. Under the agreement, we paid HGS an upfront fee of $1.5 million and we may be required to make milestones payments of up to $28.8 million as well as pay future royalties. Additionally, HGS will pay a milestone payment of $1 million at the time of regulatory approval of a licensed product and royalties related to our products under the Queen patents. In connection with the agreement, we recognized non-cash research and development expense and deferred revenue of $1.5 million, which represents the fair value of the Queen patent licenses yet to be delivered to HGS. The fair value was determined based on the vendor-specific objective evidence of fair value of the patent licenses granted to HGS. We will recognize the deferred revenue as the licenses are delivered to HGS.

Other Patent License and Humanization Agreements. We have entered into patent license agreements with numerous companies that are independently developing humanized antibodies, including Abbott, Biogen Idec, Human Genome Sciences, Chugai Pharmaceutical Company, Ltd. (Chugai), Elan Corporation, Plc (Elan), Genentech, GLYCART Biotechnology AG (GLYCART), Medarex, Inc. (Medarex), MedImmune, Inc. (MedImmune), Merck & Co., Merck KGaA, Millennium, Morphotek, Sankyo Co., Ltd. (Sankyo), SGI, UCB Group (formerly Celltech Therapeutics Limited) and Wyeth. In each license agreement, we granted a worldwide, exclusive or nonexclusive license under our patents to the other company for antibodies to a specific target antigen. In general, we received an upfront licensing fee, and rights to receive annual maintenance fees and royalties on any product sales. Under some of these agreements, we also may receive milestone payments. In addition, we have entered into patent rights agreements with Genentech, GlaxoSmithKline, MedImmune, Millennium Pharmaceuticals, Tanox, Inc. (Tanox) and UCB Group. Under these agreements, licensees currently purchase a research license, in exchange for an upfront fee, and a right to obtain, in exchange for consideration separate from the upfront fee, patent licenses for commercial purposes for a specified number of target antigens. Our patent rights agreements with UCB Group, Genentech, Morphotek and SGI also give us rights to purchase licenses under certain of their patents. We have also entered into agreements to use our technology to humanize antibodies for other companies, including Ajinomoto Co., Inc. (Ajinomoto), Eli Lilly and Company (Eli Lilly), InterMune Pharmaceuticals, Inc. (InterMune), Mochida Pharmaceutical Co., Ltd. (Mochida Pharmaceutical), Progenics Pharmaceuticals, Inc. (Progenics Pharmaceuticals), Teijin Limited (Teijin), Wyeth and Astellas Pharma Inc. (Astellas Pharma, formerly Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.). In general, we received an upfront licensing fee, and rights to receive additional payments upon the achievement of certain milestones and royalties on any product sales.

3. NET LOSS PER SHARE

In accordance with FASB Statement No. 128, "Earnings Per Share," basic net loss per share amount is computed using the weighted-average number of shares of common stock outstanding during the periods presented, while diluted net loss per share is computed using the sum of the weighted-average number of common and common equivalent shares outstanding. Common equivalent shares used in the computation of diluted earnings per share result from the assumed release of shares in escrow from the ESP Pharma acquisition and the assumed exercise of stock options, restricted stock and convertible notes, using the treasury stock method. For all periods presented, we incurred a net loss, and as such, we did not include the effect of outstanding stock options, outstanding shares in escrow, outstanding restricted stock, or outstanding convertible notes in the diluted net loss per share calculations, as their effect would be anti-dilutive.

The following table summarizes the number of common equivalent shares excluded from the calculation of diluted net loss per share reported in the statement of operations and excluded from the table presented in the Stock-Based Compensation section in Note 1 above, as their effect would have been anti-dilutive:

	December 31,		
(In thousands)	**2005**	2004	2003
Stock options	**14,342,264**	15,184,559	14,717,752
Common stock in escrow	**1,262,746**	—	—
Restricted Stock	**103,200**	—	—
Convertible notes	**22,970,101**	12,415,351	16,389,450
Total	**38,698,311**	27,599,910	27,133,202

4. ESP PHARMA ACQUISITION

On March 23, 2005, we completed the acquisition of all of the outstanding stock of ESP Pharma. We acquired ESP Pharma consistent with our business strategy of becoming a commercial enterprise that derives the majority of its revenues from sales of proprietary products. The ESP Pharma acquisition has been accounted for as a business combination in accordance with FASB Statement No. 141, "Business Combinations." The aggregate purchase price was approximately $435.2 million, including the cash paid to ESP Pharma stockholders of $325.0 million, the fair value of 7,330,182 shares of PDL's common stock issued to ESP Pharma stockholders totaling approximately $104.8 million, which excludes 2,523,588 shares deposited into escrow to be held for a period of between six months and one year from the date of the close of the acquisition, and direct transaction costs of approximately $5.4 million. The value assigned to our common stock issued to ESP Pharma stockholders was based on the average closing market price of our common stock a few days before and after the "measurement date." In accordance with EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the measurement date was the date on which the number of shares issuable to ESP Pharma became fixed at 7,330,182 (March 4, 2005). The results of operations of ESP Pharma from March 24, 2005 have been included in our year ended December 31, 2005 consolidated financial statements.

In addition to the 7,330,182 shares of PDL common stock initially issued in the acquisition, 2,523,588 shares were deposited into an escrow account to be held for a period of between six months and one year from the date of the close of the acquisition, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger. As there was reasonable doubt that substantially all of the shares held in the escrow account would ultimately be issued at the end of this contingency period, we excluded the value for all these shares in the computation of the revised purchase price. Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, 1,260,842 shares were released from escrow to the ESP Pharma stockholders on September 23, 2005. In connection with the issuance of these shares, we recorded an additional $35.3 million of goodwill, which represents the fair value of the shares issued on that date.

In September 2005, prior to the release of the 1,260,842 shares from the escrow, we delivered a claim against 952 shares held in escrow based on ESP Pharma's breaches of certain representations and warranties under the Amended and Restated Agreement and Plan of Merger. As the agent representing the former ESP Pharma stockholders did not respond to this claim within 60 days from the date of the claim, the 952 shares will be released to us and cancelled. In December 2005, we delivered another claim against shares held in escrow primarily as a result of higher sales returns than allowable under the acquisition agreement and tax related items. The ESP Pharma stockholders have disputed the claim and we have initiated the process to resolve the dispute. We believe all current claims against the escrow shares are valid and we anticipate they will be resolved in PDL's favor.

The net book value of acquired assets and liabilities, which approximated fair value as of March 23, 2005, was as follows (in thousands):

Assets:	
Cash and cash equivalents	$ 2,442
Inventories	4,612
Other current assets	1,904
Fixed assets	808
Total assets	9,766
Liabilities:	
Accounts payable	1,836
Accrued compensation	1,803
Accrued royalties	5,432
Accrued sales rebates	4,817
Other current liabilities	10,518
Total liabilities	24,406
Net book value of acquired assets and liabilities	$ (14,640)

We allocated the revised purchase price as follows (in thousands):

Net liabilities	$ (14,640)
Goodwill	31,262
Intangible assets	339,200
Acquired in-process research and development	79,417
Total purchase price	$435,239

The $339.2 million value assigned to the intangible assets related to product rights for the six products sold by ESP Pharma. As discussed below, we concluded that the carrying amount of the product rights for the off-patent branded products, representing four of the six products purchased, was impaired as the fair value of these product rights was less than the net carrying value. Accordingly, we recorded an impairment charge of $15.5 million in 2005 to reduce the carrying value of these product rights to the fair value. We are amortizing the value assigned to the remaining two products *Cardene* IV and IV *Busulfex* over 10 and 12 years, or a weighted-average period of 10.4 years, the estimated useful lives of these assets, respectively.

In 2005, we recognized an asset impairment charge of $15.5 million to write down the carrying amounts of the product rights and related inventory of our four off-patent branded products to their fair value based on a revaluation completed in September 2005. We acquired these product rights as part of the acquisition of ESP Pharma, however, as we are committed to the development, manufacture and commercialization of proprietary biopharmaceutical products, marketing the off-patent branded products was inconsistent with our strategy. Accordingly, during the third quarter of 2005, we made a decision to market the assets relating to these products to potential acquirers, and engaged a financial advisor to assist us in this effort. At September 30, 2005, the fair value of these product rights and related inventory was estimated by management based on the indications of interests that we had received from potential buyers. We classified these product rights and the related inventory as held for sale and ceased the amortization of these product rights in accordance with Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, we reserved $1.1 million of this off-patent branded product inventory on hand as of December 31, 2005 based on its expected realizable amount. We completed the sale of these products in the first quarter of 2006 (see Note 22).

As we did not identify any pre-acquisition contingencies on the acquisition date, under FAS 141, charges incurred subsequent to our acquisition of ESP Pharma that were associated with pre-acquisition operations should be included in the Consolidated Statement of Operations. Accordingly, we have recognized other acquisition-related charges during 2005 totaling approximately $19.4 million, of which $18.6 million related to product sales returns and accounts receivable allowances related to pre-acquisition sales and $0.8 million related to other miscellaneous liabilities. As such charges directly relate to ESP Pharma operations prior to our acquisition of the business, we recognized them as operating expenses rather than as a reduction to current year product sales.

Additionally in 2005, we reduced the amount of the purchase price originally allocated to goodwill by a $10.1 million federal deferred tax asset related to the carry back of an ESP Pharma tax loss for the tax period from January 1, 2005 through March 23, 2005. This reduction in goodwill was partially offset by a $1.1 million increase for tax exposure items related to tax years ended December 31, 2002, 2003 and 2004.

As part of the allocation of the purchase price, $79.4 million was allocated to acquired in-process research and development related to ESP Pharma's incomplete research and development programs that had not yet reached technological feasibility and had no alternative future use as of the acquisition date. A summary of these programs follows:

Program	Description	Status of Development	Value (In thousands)
Terlipressin	A synthetic 12 amino acid peptide derived from the naturally occurring lysine-vasopressin for hepatorenal syndrome	Our third-party licensor, Orphan Therapeutics (Orphan Therapeutics holds the IND and is conducting a Phase 3 trial in patients with type I hepatorenal syndrome in the United States.)	$23,765
Ularitide	A synthetic form of the natriuretic peptide for the treatment of decompensated congestive heart failure	Our third-party licensor, CardioPep Pharma (CardioPep Pharma has conducted SIRIUS II, a double-blind, placebo-controlled Phase 2 study)	55,652
			$79,417

The nature of the remaining efforts for completion of ESP Pharma's research and development projects primarily consist of clinical trials, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist which could prevent completion of development, including the uncertainty and timing of patient enrollment and uncertainties related to the results of the clinical trials, and obtaining FDA and other regulatory body approvals. Feedback from regulatory authorities or results from clinical trials might require modifications or delays in later stage clinical trials or additional trials to be performed. We cannot be certain that these potential products will be approved in the United States or the European Union or whether marketing approvals will have significant limitations on their use. The acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals and the fact that the cost of sales to produce these products in a commercial setting has not been determined. As a result, we may make a strategic decision to discontinue development of a given product if we do not believe successful commercialization is possible. If these programs cannot be completed on a timely basis or at all, then our prospects for future revenue growth would be adversely impacted.

The value of the acquired in-process research and development was determined by estimating the related future net cash flows using a present value discount rate of 14%, which at the time of our acquisition was thought to be an appropriate cost of capital. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from the acquired projects were based on estimates of revenues and operating profits related to the projects considering the stage of development of each potential product acquired, the time and resources needed to complete the development and approval of each product, the life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the in-process research and development, the assumed commercialization dates for these potential products begins in 2007, specifically for terlipressin.

Pro Forma Results

The unaudited pro forma results of operations for the years ended December 31, 2005 and 2004 are set forth below. This presentation assumes that the ESP Pharma acquisition had been consummated as of the beginning of each period presented. The net loss includes, on a pre-tax basis, $79.4 million for the write-off of acquired in-process research and development costs, $15.5 million for the impairment of off-patent branded product rights, $15.8 million for the impairment of the reversion right to *Zenapax* in transplant indication and $43.6 million for the amortization of intangible assets for the year ended December 31, 2005, and $35.5 million for the year ended December 31, 2004, respectively.

	For Years Ended December 31,	
(In thousands, except per share amounts)	**2005**	2004
Revenue	**$ 299,942**	$ 186,260
Net loss	**(181,555)**	(151,790)
Basic and diluted net loss per share	**$ (1.74)**	$ (1.47)

The unaudited pro forma information is not necessarily indicative of the results that actually would have occurred had the above-noted acquisition been consummated on January 1, 2004 or 2005, or of results that may occur in the future.

5. *RETAVASE*® ACQUISITION

On March 23, 2005, ESP Pharma completed its acquisition of rights to manufacture, develop, market and distribute *Retavase* in the United States and Canada. The aggregate purchase price was approximately $110.5 million, including the cash paid to Centocor of $110.0 million and $0.5 million of transaction costs. As we did not acquire any employees, and therefore the acquisition lacked the necessary inputs, processes and outputs to constitute a business, we have accounted for the *Retavase* acquisition as an acquisition of assets rather than as a business combination in accordance with EITF Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." *Retavase* product sales are included in our results of operations from the date of the re-launch of the product in April 2005.

The following table summarizes the purchase price allocation of the *Retavase* assets on March 23, 2005 (in thousands):

Tangible assets	$ 16,500
Intangible assets	93,500
Transaction costs	500
Total purchase price	$110,500

The $93.5 million value assigned to the intangible assets is amortized over periods between 4 and 8 years, or a weighted-average period of 7.9 years, the estimated useful lives of these assets.

6. EOS ACQUISITION

In April 2003, we completed the acquisition of Eos Biotechnology, Inc. (Eos), a development stage company. Eos was engaged in drug discovery of therapeutic antibodies based on information from the human genome. By applying a disease-based approach and a suite of proprietary discovery technologies, Eos identified antibodies that selectively and specifically target pathogenic cells.

This acquisition was completed to expand our development pipeline of potential products in oncology. Eos' portfolio consisted of two drug candidates, including Anti-$\alpha_5\beta_1$ integrin antibody (M200), a function-blocking antibody that targets a specific integrin for solid tumors, including pancreatic, non-small lung and colorectal cancers and a Fab fragment of the Anti-$\alpha_5\beta_1$ integrin antibody (F200) for ocular indications, including age-related macular degeneration. In December 2004, we initiated Phase 2 clinical trials for M200. In early 2005, we terminated further development of F200, based on the potential utility of M200 in the same indication, which development rights are subject to our Biogen Idec collaboration.

In connection with this acquisition, we issued an aggregate of 4,180,375 shares of our common stock (net of approximately 151,000 shares that were withheld from Eos shareholders to provide for the Eos shareholder tax liabilities incurred in connection with receipt of the shares issued in the acquisition) in exchange for all outstanding shares of Eos preferred and common stock. The share issuances were exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. Certain shares issued will be held in escrow pursuant to the terms of the Agreement and Plan of Merger and Reorganization, as amended.

The Eos acquisition was accounted for as an acquisition of assets rather than as a business combination as Eos was a development stage company that had not commenced its planned principal operations. Eos lacked the necessary elements of a business because it did not have completed products and, therefore, no ability to access customers. The Eos operating results have been included in our consolidated results of operations since April 5, 2003.

The aggregate purchase price was $38.8 million, consisting of the shares issued to the Eos stockholders valued at $35.5 million (including the value of shares withheld to provide for tax liabilities of $1.3 million), transaction costs of $2.2 million and employee change of controls costs of $1.1 million. The shares issued in connection with this acquisition were valued at $8.17 per share, which represented the average closing market price of our common stock a few days before and after the acquisition announcement date (February 4, 2003).

Based upon an independent third-party valuation of the tangible and intangible assets acquired, we have allocated the total purchase price to the assets acquired and liabilities assumed as follows (in thousands):

Tangible assets acquired	$ 5,418
Assembled workforce	1,410
Acquired in-process research and development	37,834
Liabilities assumed	(5,848)
Total purchase price	$38,814

The $1.4 million value assigned to the assembled workforce is being amortized over 2 years, the estimated useful life of the asset.

Approximately $37.8 million of the purchase price was allocated to acquired in-process research and development due to Eos' incomplete research and development programs that had not yet reached technological feasibility as of April 4, 2003 and had no alternative future use as of that date. A summary and status of these programs at December 31, 2005 follows:

Program	Description	Status of Development	Value Assigned (In thousands)
Anti-angiogenesis (M200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Function-blocking antibody that targets a specific integrin for solid tumors, including melanoma, pancreatic, non-small lung and renal cancers	Phase 2 clinical trials initiated in December 2004	$24,067
Ocular Neovascularization (F200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Fab fragment of Anti-$\alpha_5\beta_1$ Integrin Antibody for ocular indications, including age-related macular degeneration	No further development expected	$13,767

* Development progress may be affected by potential partnering discussions or commitment of resources to more advanced programs.

The value of the acquired in-process research and development was determined by estimating the related future probability-adjusted net cash flows, which were then discounted to a present value using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2008 to 2009.

7. NONMONETARY TRANSACTIONS

In January 2004, we entered into certain agreements with Seattle Genetics, Inc. (SGI) in which we granted patent rights and a patent license to SGI under our humanization patents and paid $500,000 in cash in exchange for expanded access to SGI's drug conjugate and linker technology. Under the patent rights agreement, SGI also has the right to obtain additional patent licenses upon payment of additional fees, and upon the future commercialization of the products, SGI will pay us royalties on product sales.

In accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions" (APB 29), we established the value of the drug conjugate and linker technology that we acquired from SGI based on the fair value of the consideration given to SGI, which included the patent rights and patent license granted to SGI and cash consideration of $500,000. Based on the vendor-specific objective evidence of fair value of the patent rights and patent license granted to SGI, which is based on the terms of similar agreements that we have signed with third parties, we deemed the fair value of the patent rights and patent license to be $3.0 million. Therefore, the fair value of the drug conjugate and linker technology acquired from SGI was $3.5 million. As this early-stage technology has not reached technological feasibility and has no alternative future use in our research and development programs, in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs," (FAS 2) we recognized the $3.5 million as research and development expense in the first quarter of 2004.

In accordance with EITF 00-21, we estimated the fair value of the patent rights and patent license granted to SGI to be $3.0 million. As we have completed the earnings process under this agreement and had no ongoing performance obligations, we recognized revenue of $3.0 million in the first quarter of 2004 upon the execution of the agreements.

In July 2004, we entered into an agreement with Morphotek. in which we granted patent rights and a commercial license under our humanization patents in exchange for broad access to Morphotek's *MORPHODOMA®* and Suppressor of Immunoglobulin Production technology. Under the agreement, Morphotek has the right to obtain additional patent licenses upon payment of additional fees. Upon the future commercialization of the products, Morphotek will pay us royalties on product sales.

In accordance with APB 29, we established the value of the technology that we acquired from Morphotek based on the fair value of the patent rights and commercial license granted to Morphotek. We deemed the fair value of the patent rights granted to Morphotek to be $1.0 million and the fair value of the commercial license to be $0.5 million, which is based on the terms of similar agreements that we have signed with third parties. As this technology has broad application across multiple preclinical and clinical programs, in accordance with FAS 2, we have capitalized the $1.5 million in Intangible Assets on the Consolidated Condensed Balance Sheet and we will amortize it over five years, the term of the agreement. During the third and fourth quarters of 2004, we recognized $0.2 million in amortization expense related to this asset.

In accordance with EITF 00-21, we estimated the fair value of the patent rights and commercial license granted to Morphotek to be $1.0 million and $0.5 million, respectively. As we had completed the earnings process under this agreement and had no ongoing performance obligations, we recognized revenue of $1.0 million in the third quarter of 2004 upon the execution of the agreement. The remaining $0.5 million was recognized during the first quarter of 2005 when the commercial license was delivered to Morphotek.

8. MARKETABLE SECURITIES AND RESTRICTED INVESTMENTS

We invest our excess cash balances primarily in short-term and long-term marketable debt securities. These securities are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method, when applicable. The following is a summary of available-for-sale securities. Estimated fair value is based upon quoted market prices for these or similar instruments.

	Available-for-Sale-Securities			
(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	**$102,612**	**$ —**	**$ (995)**	**$101,617**
between 1-3 years	**49,999**	**—**	**(1,071)**	**48,928**
Total marketable debt securities	**$152,611**	**$ —**	**$(2,066)**	**$150,545**
December 31, 2004				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	$ 44,964	$ —	$ (79)	$ 44,885
between 1-3 years	149,494	9	(1,032)	148,471
U.S. corporate debt securities maturing:				
within 1 year	87,777	3	(39)	87,741
between 1-3 years	10,000	—	(81)	9,919
Total marketable debt securities	$ 292,235	$ 12	$ (1,231)	$ 291,016

The following table summarizes the unrealized loss positions of our marketable debt securities for which other-than-temporary impairments have not been recognized at December 31, 2005 and 2004:

	Marketable Debt Securities			
	December 31, 2005		December 31, 2004	
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Less than 12 months	**$ 49,430**	$ (568)	$138,786	$ (704)
Greater than 12 months	**93,500**	(1,498)	69,469	(526)
Total	**$142,930**	$(2,066)	$208,255	$(1,230)

During 2005, we realized $0.3 million in losses on sales of available-for-sale securities. During 2004 and 2003, there were no realized gains or losses on the sale of available-for-sale securities. We do not believe that any of our marketable securities have suffered any other-than-temporary declines in value as of December 31, 2005 and we have the ability and intent to hold such securities to maturity. In addition to our available-for-sale portfolio, at December 31, 2005 and 2004 we had $6.8 million and $13.6 million, respectively, of U.S. government securities classified as held-to-maturity under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

In July 2003, we issued 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (see Note 19 for further details). In connection with the issuance of these convertible notes, we pledged a portfolio of U.S. government securities as security, which, including the interest earned thereon, will be sufficient to pay the first six scheduled interest payments for the notes. The pledged amount, which approximated $6.8 million at December 31, 2005 and $13.6 million at December 31, 2004, consists of securities of the U.S. Government and its agencies. As of December 31, 2005, the pledged amount was reflected on the Consolidated Balance Sheet within marketable securities. As of December 31, 2004, the portion related to payments to be made within one year, $6.9 million, was reflected on the Consolidated Balance Sheet within marketable securities, and the portion related to payments to be made thereafter, $6.7 million, was reflected on the balance sheet as long-term restricted investments. The basis for the carrying value of these restricted investments is the amortized cost of the investments, which approximated the fair market value at December 31, 2005 and 2004.

9. INVENTORY

Inventories consisted of the following:

	December 31,	
(In thousands)	**2005**	2004
Raw materials	**$ 6,249**	$ —
Work-in-process	**9,332**	—
Finished goods	**2,147**	—
	$17,728	$ —

10. LAND, PROPERTY AND EQUIPMENT

Land, property, and equipment consisted of the following:

(In thousands)	December 31, 2005	2004
Land	**$ 12,229**	$ 10,743
Buildings and improvements	**43,069**	41,001
Leasehold improvements	**22,008**	19,846
Laboratory and manufacturing equipment	**31,310**	28,787
Construction-in-process	**180,381**	157,073
Computer and office equipment	**28,629**	17,493
Furniture and fixtures	**4,053**	3,627
	321,679	278,570
Less accumulated depreciation and amortization	**(55,626)**	(40,493)
	$266,053	$238,077

Depreciation and amortization expense for 2005, 2004 and 2003 was $15.4 million, $11.8 million and $8.2 million, respectively.

11. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2005 and 2004 (in thousands):

	2005			2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Product rights	**$416,500**	**$(32,632)**	**$383,868**	$ —	$ —	$ —
Assembled workforce	**1,410**	**(1,410)**	**—**	1,410	(1,234)	176
Core technology	**16,053**	**(3,705)**	**12,348**	16,053	(2,058)	13,995
Roche reversion right	**—**	**—**	**—**	15,788	—	15,788
Licensed research technology	**1,500**	**(450)**	**1,050**	1,500	(150)	1,350
Net intangible assets	**$435,463**	**$(38,197)**	**$397,266**	$34,751	$(3,442)	$31,309

Amortization expense for our intangible assets included in research and development expenses during the years ended December 31, 2005, 2004 and 2003 was approximately $2.1 million, $2.5 million and $0.9 million, respectively. Amortization expense for our intangible assets included in cost of product sales during the year ended December 31, 2005 was approximately $35.4 million.

We acquired product rights through our acquisition of ESP Pharma and *Retavase* in March 2005. During the third quarter of 2005, we determined that the carrying value of the off-patent branded products was impaired. Accordingly, we wrote down the related product rights to fair value and ceased the amortization of the related product rights. See Note 4 for further details.

Pursuant to the terms of the Amended Agreements with Roche in October 2005, we agreed not to exercise the reversion right to promote and sell *Zenapax* for prevention of acute kidney transplant rejection, and PDL is no longer required to make a payment for such right that would otherwise be due in 2006. As a result, during the fourth quarter of 2005 we wrote off the carrying value of the reversion right of $15.8 million. See the *Roche* section within Note 2 for details regarding the Roche reversion right.

During 2004, we entered into an agreement with Morphotek in which we obtained broad access to certain of Morphotek's technology for which we recorded intangible assets of $1.5 million. See the *Morphotek* section within Note 2 for details of the agreement.

For our product rights, core technology and licensed research technology intangible assets, the expected future annual amortization expense is as follows (in thousands):

	Product Rights	Core Technology	Licensed Research Technology
For the year ending December 31,			
2006	$ 42,258	$ 1,646	$ 300
2007	42,258	1,647	300
2008	42,241	1,646	300
2009	41,485	1,647	150
2010	41,485	1,646	—
Thereafter	163,141	4,116	—
Total amortization expense	$372,868	$12,348	$1,050

12. ACCRUED LIABILITIES

Other accrued liabilities consisted of the following (in thousands):

	December 31,	
	2005	2004
Consulting and services	**$ 9,757**	$ 5,229
Off-patent branded product sale deposit and accruals	**9,175**	—
Accrued clinical and pre-clinical trial costs	**6,287**	1,324
Sales rebates	**4,785**	—
Accrued interest	**4,454**	2,593
Construction-in-process	**1,694**	3,810
Income taxes payable	**2,829**	—
Other	**1,528**	288
Total	**$40,509**	$13,244

The off-patent branded product sale deposit and accruals relate to the sales of the off-patent branded products. Of the $9.2 million accrued, $8.3 million represents net cash received in December 2005 for the sale of *Declomycin* to Glades Pharmaceuticals, LLC (Glades), and the remaining $0.9 million represents accrued commission and legal fees. The necessary consent to transfer the rights to Glades was obtained and the transfer of the rights completed in February 2006.

13. POSTRETIREMENT BENEFIT PLAN

In June 2003, we established a postretirement health care plan (the Plan), which covers medical, dental and vision coverage for certain of our former officers and their dependents. Coverage for eligible retirees is noncontributory, but retirees are required to contribute 25% of dependent premium cost. In addition, coverage under the Plan ceases when participants become eligible for Medicare benefits. For the years ended December 31, 2005 and 2004, we have recognized net periodic postretirement benefit cost of approximately $0.3 million and $0.2 million, respectively.

The following table sets forth the change in benefit obligation for the Plan (in thousands):

	December 31,	
	2005	2004
Accumulated postretirement benefit obligation at beginning of year	**$1,296**	$1,039
Service cost	**109**	98
Interest cost	**72**	67
Actuarial loss	**356**	115
Plan participants' contributions	**6**	4
Benefits paid	**(45)**	(27)
Accumulated postretirement benefit obligation at end of year	**$1,794**	$1,296

We calculated the accumulated postretirement benefit obligation using an assumed discount rate of 5.50% and 5.75% for the years ended December 31, 2005 and 2004, respectively. In 2005 and 2004, we assumed the rate of increase in per capita costs of covered health care benefits to be 9% for both years, decreasing gradually to 5.5% by the year 2010 and 2009, respectively. The benefit amounts recognized in our balance sheets in accrued compensation and other long-term liabilities are as follows (in thousands):

	December 31,	
	2005	2004
Funded status	**$(1,794)**	$(1,296)
Unrecognized net actuarial loss	**606**	258
Unrecognized prior service cost	**624**	699
Net liability recognized	**$ (564)**	$ (339)

Net periodic benefit cost for the Plan consists of the following (in thousands):

	December 31,	
	2005	2004
Service cost	**$109**	$ 98
Interest cost	**72**	67
Amortization of prior service cost	**74**	74
Other	**8**	4
Net periodic benefit cost	**$263**	$243

Assumed health care trend rates could have a significant effect on the amounts reported for healthcare plans. A one-percentage-point change in assumed health care cost trend rate would have the following effects (in thousands):

	One percentage point increase	One percentage point decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2005	$ 32	$ (28)
Effect on total of service and interest cost in 2005	163	(145)

In connection with the Plan, we expect to pay health care net premiums aggregating approximately $318,000 and $412,000 during the years 2006 through 2010, and during the years 2011 through 2015, respectively.

14. COMMITMENTS

We occupy leased facilities under agreements that have expiration dates between 2006 and 2013. We also have leased certain office equipment under operating leases. Rental expense under these arrangements totaled approximately $3.8 million, $2.5 million and $2.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Future payments under non-cancelable operating leases at December 31, 2005, are as follows:

Year Ending December 31,	
2006	$4,323
2007	3,397
2008	1,450
2009	267
2010	137
Thereafter	365
	$9,939

Moreover, in connection with the construction of our new commercial manufacturing facility in Brooklyn Park, Minnesota, we have entered into, and will continue to enter into, agreements with third parties for the construction and design of the facility. Total commitments under these construction agreements total approximately $1.7 million for the year ending December 31, 2006.

15. LONG-TERM DEBT AND NOTES PAYABLE

In September 1999, Fremont Holding L.L.C. (a wholly-owned subsidiary of Protein Design Labs, Inc.) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities, which have an approximate carrying amount of $7.4 million at December 31, 2005, and is subject to the terms and covenants of the loan agreement.

In connection with our acquisition of Eos in the second quarter of 2003, we assumed notes payable of $2.3 million related to equipment and software purchases. The equipment loans bear interest at a weighted-average rate of 10.2%, which payments are due in equal installments of interest and principal over a term of generally 4 years. The loans are secured by the equipment and software purchases made under the terms of the loans.

Future minimum payments under the facility and equipment loans at December 31, 2005 are as follows (in thousands):

Year Ending December 31,	
2006	$ 1,227
2007	1,139
2008	1,139
2009	1,139
2010	1,139
Thereafter	4,587
Total	10,370
Less amount representing interest	(2,901)
Present value of future payments	7,469
Less current portion	(676)
Non-current portion	$ 6,793

We believe that the fair values of the facility and equipment loans at December 31, 2005 approximated their carrying values as of this date. The fair values of the remaining payments under the loans are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.

In addition, we have a long-term liability of approximately $0.5 million relating to the non-current portion of our accumulated postretirement benefit obligation recognized in 2005. See Note 13 for further detail.

16. CONVERTIBLE NOTES

In February 2005, we issued 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million (2005 Notes). The 2005 Notes are convertible into our common stock at a conversion price of $23.69 per share, subject to adjustment in certain events. Interest on the 2005 Notes is payable semiannually in arrears on February 15 and August 15 of each year. The 2005 Notes are unsecured and subordinated to all our existing and future indebtedness and may be redeemed at our option, in whole or in part, beginning on February 19, 2010 at par value.

Issuance costs associated with the 2005 Notes aggregating $8.0 million are included in other assets and are being amortized to interest expense over the term of the debt, or approximately seven years. The accumulated amortization at December 31, 2005 was $1.0 million. The estimated fair value of the 2005 Notes at December 31, 2005 was approximately $332.8 million based upon publicly available pricing information.

In July 2003, we issued 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (2003 Notes). The 2003 Notes are convertible into our common stock at a conversion price of $20.14 per share, subject to adjustment in certain events and at the holders' option. Interest on the 2003 Notes is payable semiannually in arrears on February 16 and August 16 of each year. The 2003 Notes are unsecured and are subordinated to all our existing and future senior indebtedness. The 2003 Notes may be redeemed at our option, in whole or in part, beginning on August 16, 2008 at par value. In addition, in August 2010, August 2013 and August 2018, holders of our 2003 Notes may require us to repurchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, such date. For any 2003 Notes to be repurchased in August 2010, we must pay for the repurchase in cash, and we may pay for the repurchase of any 2003 Notes to be repurchased in August 2013 and August 2018, at our option, in cash, shares of our common stock or a combination of cash and shares of our common stock. In the third quarter of 2003, we filed a shelf registration statement with the Securities and Exchange Commission covering the resale of the 2003 Notes and the common stock issuable upon conversion of the 2003 Notes.

Issuance costs associated with the 2003 Notes aggregating $8.4 million are included in other assets and are being amortized to interest expense over the term of the earliest redemption of the debt, or approximately seven years. The accumulated amortization at December 31, 2005 was $3.0 million. The estimated fair value of the 2003 Notes at December 31, 2005 was approximately $373.4 million based upon publicly available pricing information.

We pledged a portfolio of U.S. government securities as security for certain interest payable on the 2003 Notes (see Note 8).

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (5.50% Convertible Notes). The 5.50% Convertible Notes were convertible at the holders' option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on these notes was payable semiannually in arrears on February 15 and August 15 of each year. The redemption price, set forth in the 5.50% Convertible Notes indenture, was 102.75% of the principal amount, or $1,027.50 per $1,000 of principal amount of the 5.50% Convertible Notes.

In November 2003, we paid approximately $155.9 million in cash to redeem the 5.50% Convertible Notes, including accrued interest of $1.8 million and prepayment obligations of approximately $4.1 million in connection with the redemption. In addition to the $4.1 million in prepayment obligations for early extinguishment of these notes, we recorded a charge to write-off the unamortized balance of the original debt issuance costs of approximately $2.4 million; these charges, totaling $6.5 million, are included in interest and other income, net, in the Consolidated Statement of Operations for the year ended December 31, 2003.

17. STOCKHOLDERS' EQUITY

Common Stock Reserved for Future Issuance

Shares of our common stock reserved for future issuance at December 31, 2005 were as follows (in thousands):

All stock option plans	20,463
Employee stock purchase plan	616
Convertible debt	22,970
Total	44,049

Stock Option Plans

At December 31, 2005, we had six stock-based employee compensation plans, which are described more fully below. The exercise price of all stock options granted under our plans has been equal to the fair value of our common stock on the grant date and generally. The option term for options granted prior to July 13, 2005 is ten years, and the option term for all options granted on or subsequent to July 13, 2005 is seven years. In the past, we have granted stock options to a limited number of non-employees (other than non-employee members of the board of directors). The compensation expense associated with these options was approximately $0.3 million in 2005, $1.2 million in 2004 and $276,000 in 2003.

1991 Stock Option Plan

In December 1991, the board of directors adopted the 1991 Stock Option Plan (1991 Plan). We reserved 16,000,000 shares of common stock for the grant of options under the 1991 Plan. Options granted under the 1991 Plan generally vest at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years in the case of employees, and ratably over two or five years in the case of advisors and consultants.

At the 1999 Annual Meeting of Stockholders, stockholders approved the 1999 Stock Option Plan, including a provision whereby upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, are added automatically to the 1999 Stock Option Plan. During 2002, 1,717,694 shares available for grant under the 1991 Plan were transferred to the 1999 Stock Option Plan. During 2003, 361,630 shares available for grant under the 1991 Plan were transferred to the 1999 Stock Option Plan. As a result of stock options that subsequently terminated or expired under the 1991 Plan, 601,484 additional shares have been transferred to and are available for grant under the 1999 Stock Option Plan as of December 31, 2005.

1999 Nonstatutory Stock Option Plan

In August 1999, the board of directors adopted the 1999 Nonstatutory Stock Option Plan (the Nonstatutory Option Plan) under which options may be granted to employees, prospective employees and consultants of the Company and any parent or subsidiary corporation. We reserved 4,000,000 shares of common stock for the grant of options under the Nonstatutory Option Plan. In April 2001 and February 2003, the board of directors approved amendments to increase the shares reserved under the Nonstatutory Option Plan by 4,000,000 shares and 3,000,000 shares, respectively. The total number of shares reserved under the Nonstatutory Option Plan since its inception is 11,000,000.

Options may be granted under the Nonstatutory Option Plan with an exercise price and vesting period established at the discretion of the Board of Directors.

1999 Stock Option Plan

In April 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan), which was approved by our stockholders in June 1999. We reserved 3,700,000 shares of common stock for the grant of options under the 1999 Option Plan.

In April and June 2001, respectively, the board of directors and stockholders approved an amendment to our 1999 Option Plan to increase the number of shares reserved for issuance by a total of 4,000,000 shares. Upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, are added automatically to the 1999 Option Plan. During 2002, 1,717,694 shares available for grant under the 1991 Plan were transferred to 1999 Stock Option Plan. During 2003, 361,630 shares available for grant under the 1991 Plan were transferred to the 1999 Stock Option Plan. As a result of stock options that subsequently terminated or expired under the 1991 Plan, 601,484 additional shares have been transferred to and are available for grant under the 1999 Stock Option Plan as of December 31, 2005.

Options may be granted under the 1999 Option Plan with an exercise price and vesting period established at the discretion of the Board of Directors.

2002 Outside Directors Plan

In December 2001, the board of directors adopted the 2002 Outside Directors Plan (2002 Directors Plan) to replace our Directors Plan, subject to and effective upon its approval by the stockholders. We reserved 240,000 shares of common stock for the grant of options under the 2002 Directors Plan. In June 2002, at the 2002 Annual Meeting of Stockholders, our stockholders approved the 2002 Directors Plan including a provision whereby upon termination of the Directors Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the Directors Plan, if any, will be added automatically to the 2002 Directors Plan. During 2002, 240,000 shares were transferred to the 2002 Directors Plan for a total of 480,000 shares authorized under this plan.

The 2002 Directors Plan provides for automatic annual grants to each outside director of options to purchase 15,000 shares of our common stock, vesting monthly over 12 months. Options must be granted under the 2002 Directors Plan with an exercise price equal to the market price of our stock on the grant date.

2005 Equity Incentive Plan

Our stockholders approved the 2005 Plan at the annual meeting of the Company's stockholders in June 2005. The 2005 Plan was approved in order to permit grants of certain equity incentives, including stock appreciation rights, restricted stock and restricted stock unit awards, performance share and performance unit awards, deferred compensation awards and other stock-based or cash-based awards, to the Company's service providers. The issuance and terms of such equity incentive awards pursuant to the 2005 Plan is at the discretion of the Board of Directors. A total of 2,300,000 shares of the our common stock was initially authorized for issuance under the 2005 Plan. Shares issued under the 2005 Plan may be authorized but unissued or reacquired shares of the common stock, and may be subject to vesting at the discretion of the board of directors. Shares issued under the 2005 Plan that expire, are forfeited, or are repurchased by us shall again be available for issuance under the Plan.

A summary of the status of our stock option and equity incentive plans at December 31, 2005, 2004 and 2003, and changes during the years then ended, is presented below.

(In thousands, except exercise price data)	2005 Shares	2005 Weighted-Average Exercise Price	2004 Shares	2004 Weighted-Average Exercise Price	2003 Shares	2003 Weighted-Average Exercise Price
Outstanding at beginning of year	**15,215**	**$16.36**	14,537	$15.69	12,310	$17.18
Granted	**3,882**	**20.17**	3,367	17.59	3,228	10.37
Exercised	**(3,260)**	**11.22**	(1,807)	8.69	(317)	6.75
Forfeited	**(1,495)**	**22.96**	(882)	25.73	(684)	21.65
Outstanding at end of year	**14,342**	**17.89**	15,215	16.36	14,537	15.69
Exercisable at end of year	**8,041**		9,377		8,230	
Weighted-average fair value of options granted during the year		**$ 8.98**		$ 6.93		$ 7.27

The following information applies to all stock options outstanding under our stock option plans at December 31, 2005:

In thousands, except exercise prices and remaining contractual life data

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
\$ 3.88 – \$11.28	3,411	5.38	\$ 7.75	2,584	\$ 7.61
\$11.48 – \$20.11	5,533	8.36	16.59	2,065	16.46
\$20.17 – \$30.00	4,851	6.01	23.97	2,845	24.22
\$30.75 – \$41.69	397	4.90	37.50	397	37.51
\$42.11 – \$56.84	150	4.89	48.34	150	48.34
Totals	14,342		\$17.89	8,041	\$18.00

To date, an aggregate of approximately 38,040,000 shares have been authorized for grant under our stock option plans and as of December 31, 2005, approximately 6,121,000 are available for future grant.

1993 Employee Stock Purchase Plan

In February 1993, the board of directors adopted the 1993 Employee Stock Purchase Plan (Employee Purchase Plan). We reserved 2,400,000 shares of common stock for the purchase of shares by employees under the Employee Purchase Plan. At December 31, 2005, 1,014,497 shares remain available for future purchase. Eligibility to participate in the Employee Purchase Plan is essentially limited to full-time employees who own less than 5% of the outstanding shares. Under the Employee Purchase Plan, eligible employees can purchase shares of our common stock based on a percentage of their compensation, up to certain limits. The purchase price per share must equal at least the lower of 85% of the market value on the date offered or on the date purchased. During 2005, an aggregate of 191,893 shares were purchased by employees under the Employee Purchase Plan at prices of \$17.10 or \$17.18 per share. During 2004, an aggregate of 165,393 shares were purchased by employees under the Employee Purchase Plan at prices of \$15.66 or \$15.86 per share. During 2003, an aggregate of 210,074 shares were purchased by employees under the Employee Purchase Plan at prices of \$7.65 or \$11.87 per share.

18. REVENUES BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS

Our chief operating decision-maker (CODM) is comprised of our executive management. Our CODM reviews our operating results and makes resource allocation decisions on a company-wide or aggregate basis. Accordingly, we operate as one segment.

Our facilities and long-lived assets are located primarily within the United States. Revenues from product sales are as follows:

	Years Ended December 31,		
(In thousands)	**2005**	2004	2003
Cardene IV	**$ 62,143**	$ —	$ —
Retavase	**31,800**	—	—
IV *Busulfex*	**17,417**	—	—
Off-patent brands	**9,831**	—	—
Total revenues from product sales, net	**$121,191**	$ —	$ —

Products sales from McKesson, Inc., Cardinal Health, Inc. and AmerisourceBergen, Corp. accounted for 13%, 13% and 11% of total revenues, respectively, in 2005 compared to none in 2004 and 2003 . Royalty, license and other revenues from Genentech in 2005, 2004 and 2003 accounted for 31%, 51% and 40% of total revenues, and royalty, license and other revenues from MedImmune in 2005, 2004 and 2003 accounted for 12%, 30% and 37% of total revenues, respectively. Royalty, license and other revenues from Roche accounted for 6% and 11% of total revenues in 2005 and 2004, respectively. No other revenue from any other source exceeded 10% of total revenues for any periods presented.

Revenue from product sales by geographic area are based on the customers' shipping locations rather than the customers' country of domicile. Royalty revenues and license and other revenues by geographic area are based on the country of domicile of the counterparty to the agreement.

	Years Ended December 31,		
(In thousands)	**2005**	2004	2003
United States	**$249,565**	$84,021	$62,039
Canada	**888**	—	—
Europe	**28,274**	11,373	3,517
Asia	**525**	630	630
Other	**402**	—	500
Total revenues	**$279,654**	$96,024	$66,686

19. INCOME TAXES

The provision for income taxes consists of the following:

(In thousands)	Years Ended December 31, 2005	2004	2003
Current:			
Federal	**$100**	$ —	$ —
State	**721**	20	18
Foreign	**47**	60	55
Total Current	**$868**	$ 80	$ 73

A reconciliation of the income tax provision computed using the U.S. statutory federal income tax rate compared to the income tax provision included in the accompanying consolidated statements of operations is as follows:

(In thousands)	Years Ended December 31, 2005	2004	2003
Tax (benefit) at U.S. statutory rate	**$(57,998)**	$(18,074)	$(44,107)
Unutilized net operating losses	**30,202**	18,074	31,243
Nondeductible acquired in-process research and development	**27,796**	—	12,864
State taxes	**721**	20	18
Other	**100**	—	—
Foreign taxes	**47**	60	55
Total	**$ 868**	$ 80	$ 73

As of December 31, 2005, we had federal and California net operating loss carryforwards of approximately $425.9 million and $152.4 million, respectively. We also had federal and California state research and other tax credit carryforwards of approximately $15.1 million and $9.2 million, respectively. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in the year 2006 through 2025, if not utilized. The California state net operating losses will expire at various dates beginning in 2006 through 2015, if not utilized. The majority of the state tax credits do not expire.

Utilization of the federal and California state net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The significant components of our net deferred tax assets and liabilities are as follows:

	December 31,	
(In thousands)	**2005**	2004
Deferred tax assets:		
Net operating loss carryforwards	**$159,549**	$ 147,909
Net operating loss carryback	**10,070**	—
Research and other tax credits	**24,300**	20,237
Intangible assets	—	17,481
Reserves and accruals	**13,586**	—
Capitalized research and development costs	**4,599**	9,145
Deferred revenue	**5,979**	—
Other	**11,267**	1,974
Total deferred tax assets	**229,350**	196,746
Valuation allowance	**(144,178)**	(196,746)
Total deferred tax assets	**85,172**	—
Deferred tax liabilities:		
Intangible assets	**(73,398)**	—
Other	**(2,139)**	—
Total deferred tax liabilities	**(75,537)**	—
Net deferred tax assets	**$ 9,635**	$ —

The net deferred tax assets represent a $10.1 million federal deferred tax asset related to the carry back of ESP Pharma's tax loss for the period January 1, 2005 through March 23, 2005 partially offset by a net $0.4 million state deferred tax liability related to future amortization expense of intangible assets from the acquisition of ESP Pharma that are not deductible for tax purposes. Because of our lack of earnings history, the remaining net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $52.6 million for the year ended December 31, 2005 and increased by $33.3 million and $55.7 million during the years ended December 31, 2004 and 2003, respectively.

Approximately $97.2 million of the deferred tax assets at December 31, 2005 relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

20. LEGAL PROCEEDINGS

We are involved in administrative opposition proceedings being conducted by the European Patent Office with respect to our first European patent relating to humanized antibodies. At an oral hearing in March 2000, the Opposition Division of the European Patent Office decided to revoke the broad claims of our first European humanization patent. We appealed this decision. In November 2003, the Technical Board of Appeal of the European Patent Office decided to uphold our appeal and to set aside the Opposition Division's decision. The Board of Appeal ordered that certain claims be remitted to the Opposition Division for further prosecution and consideration of issues of patentability (entitlement to priority, novelty, enablement and inventive step). The claims remitted by the Board of Appeal cover the production of humanized antibody light chains that contain amino acid substitutions made under our antibody humanization technology. In February 2006, we received a summons to attend oral proceedings before the Opposition Division of the European Patent Office, currently scheduled to take place on July 10, 2006 through July 13, 2006. Due to a schedule conflict we have requested that the oral proceeding take place later in 2006. We are awaiting response from the European Patent Office to our request. Regardless of the Opposition Division's decision on these claims, such decision could be subject to further appeals. Until the opposition is resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if the opposition is successful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the Opposition Division's decision could encourage challenges of our related patents in other jurisdictions, including the United States. This decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, either of which might result in us initiating formal legal actions to enforce our rights under our humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction. During the opposition process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the opposition is decided by the European Patent Office. As a result, we may not be able to successfully enforce our rights under our European or related U.S. and Japanese patents.

At an oral hearing in February 2005, the Opposition Division of the European Patent Office decided to revoke the claims in our second European antibody humanization patent. The Opposition Division based its decision on formal issues and did not consider substantive issues of patentability. We appealed the decision to the Technical Board of Appeal at the European Patent Office. The appeal suspends the legal effect of the decision of the Opposition Division during the appeal process, which is likely to take several years.

We intend to vigorously defend the European patents in these proceedings. We may not prevail in the opposition proceedings or any litigation contesting the validity of these patents. If the outcome of the opposition proceedings or any litigation involving our antibody humanization patents were to be unfavorable, our ability to collect royalties on existing licensed products and to license our patents relating to humanized antibodies may be materially harmed. In addition, these proceedings or any other litigation to protect our intellectual property rights or defend against infringement claims by others could result in substantial costs and diversion of management's time and attention, which could harm our business and financial condition. As the outcome of these matters can not be predicted, we have no amounts accrued at December 31, 2005.

In regard to our Japanese humanization patent, in December 2004, the Japanese Supreme Court denied our petition for review of the Tokyo High Court decision upholding revocation of the patent by the Japanese Patent Office. The Japanese Supreme Court decision concludes the proceedings in the matter and the Japanese Patent Office decision to revoke our patent is final.

In October 2004, the Japanese Patent Office issued a patent to our first divisional humanization patent application. This patent claims a method of producing a humanized antibody specifically reactive with the human IL-2 receptor and the composition of matter directed to *Zenapax* (daclizumab). We have two additional divisional patent applications pending before the Japanese Patent Office with respect to our humanization technology.

21. RELATED-PARTY TRANSACTION

Pursuant to an agreement with Dr. Laurence Korn regarding his resignation as an officer of the Company, Dr. Korn resigned on June 30, 2004 as Chairman of the Board of Directors and as an employee of the Company. Dr. Korn remains a member of the Board. Under the agreement, Dr. Korn received a cash severance payment of $515,000 in addition to the acceleration of an additional 12 months' of vesting of certain stock options previously granted to him. During the year ended December 31, 2004, in connection with the agreement, we recognized $515,000 in compensation expense for his severance payment and approximately $58,000 in stock-based compensation expense in connection with the accelerated vesting of stock options. Additionally, Dr. Korn continued to receive certain fringe benefits through June 30, 2005. In addition, 51,668 of his unvested, outstanding stock options as of June 30, 2004 will continue to vest under the terms of the original stock option agreements. As this represents a change in grantee status under FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB Opinion No. 25," we recognized stock-based compensation expense as these stock options vested under the fair value method of accounting. During the year ended December 31, 2005, we recognized approximately $110,000 in stock-based compensation expense for the stock options vested in 2005.

22. SUBSEQUENT EVENTS

We entered into an agreement regarding the sale of rights to *Declomycin* with Glades in December 2005. During the first quarter of 2006, we obtained the consent from Wyeth necessary to transfer all rights to *Declomycin* and our other three off-patent branded products. The transfer of rights to *Declomycin* to Glades for total cash proceeds of $8.3 million was completed in February 2006, and we sold the rights to *Sectral, Tenex* and *Ismo* to Dr. Reddy's Laboratories Limited for total cash proceeds of $2.7 million in March 2006. Currently, we do not expect to recognize any material gain or loss from the sale. We are now entitled to receive royalty payments in the future from Glades on sales of *Declomycin*.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of PDL BioPharma, Inc.

We have audited the accompanying consolidated balance sheets of PDL BioPharma, Inc. (formerly Protein Design Labs, Inc.) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PDL BioPharma, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PDL BioPharma, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Palo Alto, California
March 10, 2006

QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	2005 Quarter Ended			
	December 31		September 30	
	revised [1]	as furnished	revised [1]	as reported
Revenues:				
Product sales	$ 39,012	$ 39,012	$ 43,144	$ 43,144
Royalties	33,373	33,373	26,003	26,003
License and other	11,268	11,268	7,536	7,536
Total revenues	83,653	83,653	76,683	76,683
Costs and expenses:				
Cost of product sales	16,776	16,776	22,209	22,209
Research and development	46,959	46,959	49,480	49,480
Selling, general and administrative	28,119	28,028	26,795	26,795
Acquired in-process research and development[2]	—	—	—	—
Other acquisition-related charges[3]	10,876	—	5,816	—
Asset impairment charge[4]	16,044	16,044	15,225	15,225
Total costs and expenses	118,774	107,807	119,525	113,709
Gross profit (loss) from product sales	22,236	22,236	20,935	20,935
Operating income (loss)	(35,121)	(25,154)	(42,842)	(37,026)
Interest and other income, net	2,781	2,781	2,027	2,027
Interest expense	(2,655)	(2,655)	(2,671)	(2,671)
Loss before income taxes	(34,995)	(24,028)	(43,486)	(37,670)
Income tax expense (benefit)	(899)	(899)	1,680	1,680
Net loss	$ (34,096)	$ (23,129)	$ (45,166)	$ (39,350)
Basic and diluted net loss per share	$ (0.31)	$ (0.22)	$ (0.43)	$ (0.37)
Shares used in computation of basic and diluted net loss per share	111,571	107,512	105,272	105,272
Goodwill	$ 57,783	N/A	$ 56,714	$ 57,520
Total assets	1,166,001	$1,170,262	1,176,171	1,176,977
Total liabilities	639,936	N/A	625,003	625,003
Total stockholders' equity	$ 526,065	$531,144	$ 551,168	$ 551,974

	June 30		March 31		2004 Quarter Ended			
	revised (1)	as reported	revised (1)	as reported	December 31	September 30	June 30	March 31
	$ 38,087	$ 35,345	$ 948	$ 948				
	37,528	37,528	33,164	33,164	$ 19,935	$ 17,131	$ 24,731	$ 22,010
	4,888	4,888	4,703	4,703	2,894	2,653	1,052	5,618
	80,503	77,761	38,815	38,815	22,829	19,784	25,783	27,628
	20,135	20,135	1,137	1,137				
	40,339	40,339	35,261	35,261	30,199	27,326	32,009	33,029
	19,806	19,806	7,666	7,666	8,624	7,664	7,450	8,068
	—	—	79,417	79,417				
	2,742	—	—	—				
	—	—	—	—				
	83,022	80,280	123,481	123,481	38,823	34,990	39,459	41,097
	17,952	15,210	(189)	(189)				
	(2,519)	(2,519)	(84,666)	(84,666)	(15,994)	(15,206)	(13,676)	(13,469)
	1,873	1,873	2,935	2,935	2,523	2,822	2,583	2,284
	(2,709)	(2,709)	(2,142)	(2,142)	(1,099)	(1,193)	(1,351)	(1,385)
	(3,355)	(3,355)	(83,873)	(83,873)	(14,570)	(13,577)	(12,444)	(12,570)
	65	65	22	22	12	12	8	48
	$ (3,420)	$ (3,420)	$ (83,895)	$ (83,895)	$ (14,582)	$ (13,589)	$ (12,452)	$ (12,618)
	$ (0.03)	$ (0.03)	$ (0.87)	$ (0.87)	$ (0.15)	$ (0.14)	$ (0.13)	$ (0.13)
	103,705	103,705	96,754	96,754	95,613	95,196	94,587	94,000
	$ 31,262	$ 67,359	$ 31,262	$ 67,359	$ —	$ —	$ —	$ —
	1,018,799	1,054,896	1,012,680	1,048,777	$713,732	$727,780	$721,809	$730,052
	577,303	577,303	578,234	578,234	$301,222	$304,063	$288,355	$291,947
	$ 441,496	$ 477,593	$ 434,446	$ 470,543	$412,510	$423,717	$433,454	$438,105

(1) Represents revisions of certain amounts previously reported in our Form 10-Q for the first and second quarters, Form 10-Q/A for the third quarter and as furnished in our Form 8-K dated March 3, 2006 which included the February 27, 2006 Press Release for the fourth quarter. See Note 1 to the Consolidated Financial Statements.

(2) Represents acquired in-process research and development. The amount for 2005 relates to the ESP Pharma acquisition. For a description of these charges, see Notes 1, 4 and 6 to the Consolidated Financial Statements.

(3) Represents product sales returns, accounts receivable allowances and other liabilities related to ESP Pharma operations prior to our acquisition of the business. See Note 1 to the Consolidated Financial Statements.

(4) Represents non-cash charges related to the impairment of off-patent branded products and termination of reversion right. For a description of these charges, see Note 4 to the Consolidated Financial Statements.

PDL BioPharma's Corporate Information

Corporate Headquarters and Research and Development
34801 Campus Drive
Fremont, CA 94555
Tel: 510-574-1400
Fax: 510-574-1500
Web site: www.pdl.com

Sales Operations
2035 Lincoln Highway
Suite 2150
Edison, NJ 08817
Tel: 732-650-1377
Fax: 732-650-1387

Manufacturing
9450 Winnetka Ave. N.
Brooklyn Park, MN 55445
Tel: 763-255-5000

3955 Annapolis Lane
Plymouth, MN 55447
Tel: 763-551-1778

European Clinical Trial Support
118/120 rue de Rivoli
75001 Paris, France
Tel: +33 1 44 82 70 16
Fax: +33 1 44 82 70 18

Transfer Agent and Registrar
Mellon Investor Services LLC
P.O. Box 3315
So. Hackensack, NJ 07606
Tel: 800-522-6645 (U.S.)
201-329-8660 (Outside U.S.)
TDD for hearing impaired:
800-231-5469 (U.S.)
201-329-8354 (Outside U.S.)
Web site: www.mellon-investor.com

Independent Auditors
Ernst & Young LLP
Palo Alto, California

Corporate Counsel
DLA Piper Rudnick Gray Cary
San Francisco, California

Annual Meeting
The PDL BioPharma, Inc. Annual Stockholders Meeting will be held on June 14, 2005, at 10 a.m. at our corporate headquarters, 34801 Campus Drive, Fremont, CA 94555

Corporate Governance Documents

PDL makes available, free of charge through its Internet Web site (www.pdl.com), its corporate governance guidelines, its code of business conduct and ethics, and a policy providing for the reporting of potential violations of the code, for directors, officers (including our principal executive officer, principal financial officer and controller) and employees. The Code of Conduct is available on our Web site at www.pdl.com/CodeOfConduct.

PDL also makes available, free of charge through our Internet Web site, our annual report on SEC Form 10-K, quarterly reports on SEC Form 10-Q, including the chief executive officer and chief financial officer certifications required to be filed with the Securities and Exchange Commission with the annual and quarterly reports. In addition these documents may be viewed through the SEC EDGAR database.

Additionally, stockholders may request free copies of the Code of Conduct as well as our annual and quarterly reports upon request to:

Corporate and Investor Relations
PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555
Tel: 510-574-1400
E-mail: cc@pdl.com

Stock Listing

Our common stock trades on the Nasdaq National Market under the symbol "PDLI." We have never paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

Price Range of Common Stock

As of March 13, 2006, we had approximately 303 common stockholders of record. Because brokers and other institutions hold many of these shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders, but we believe that there are in excess of 400 holders. The following table sets forth the quarterly high and low bid prices for a share of PDL common stock for the fiscal years ended December 31, 2004 and 2005, as reported by the Nasdaq National Market System.

2004	High	Low
Q1	$25.07	$17.12
Q2	$27.58	$16.28
Q3	$21.67	$14.62
Q4	$20.94	$17.18
2005		
Q1	**$21.36**	**$13.79**
Q2	**$20.56**	**$14.84**
Q3	**$30.79**	**$20.12**
Q4	**$30.50**	**$24.76**

PDL BioPharma's Code of Conduct

Following is a summary of our Code of Conduct. The full version can be read at www.pdl.com/CodeOfConduct.

1
COMPLIANCE WITH LAWS AND ETHICAL CONDUCT

We strive to comply with all national, state and local laws applicable to Company activities and to conduct ourselves in an honest and ethical manner.

2
PATIENT WELL-BEING

Our primary goal is to improve the lives of patients and we strive to place patient well-being first when balancing risks and benefits.

3
CONFLICT OF INTEREST

We will strive to avoid both perceived and real conflict of interests.

4
FULL, FAIR AND ACCURATE DISCLOSURE

We will assure that all our public communication is full, fair, accurate, timely and understandable.

5
DISCLOSURE OF INFORMATION

Material, non-public information about the Company will only be disclosed by authorized personnel in an authorized manner.

6
INSIDER TRADING

If we are in possession of non-public material information, we must not use this information or pass it on to others. Trading based on this information is illegal.

7
INTELLECTUAL PROPERTY

We will safeguard and not disclose proprietary information of PDL BioPharma and of PDL BioPharma's partners to people outside the Company.

8
BUSINESS INTELLIGENCE

We must never use, or ask any third party to use, unlawful or unethical means to gather competitive intelligence.

9
PRODUCT EXPERIENCE DISCLOSURE

Safety is a critical concern and each of us must inform the Company of any adverse reactions to our products when we become aware of them.

10
BUSINESS AND SCIENTIFIC RECORDS

We will produce, retain and destroy our records according to schedules which are in compliance with our policies.

11
SCIENTIFIC INTEGRITY

We will conduct, record and present all scientific work honestly with no fabrication, falsification or plagiarism.

12
PDL BIOPHARMA PROPERTY AND RESOURCES

We must only use PDL BioPharma resources for PDL BioPharma approved activities.

13
RESPECT IN THE WORKPLACE

We will not tolerate discrimination or disruptive, abusive or inappropriate conduct in the workplace.

14
ALCOHOL AND DRUGS IN THE WORKPLACE

We are committed to providing a drug-free, healthful and safe workplace.

15
ENVIRONMENTAL, HEALTH AND SAFETY

We will comply with all safety, environmental and health laws and regulations.

16
GIFTS, BRIBES AND IMPROPER PAYMENTS

We will not make payments or give gifts or bribes to government officials or others in order to obtain an improper advantage.

17
PRODUCT INFORMATION AND MARKETING

We are committed to providing information to physicians and patients that is accurate, supported by scientific evidence, and presented honestly and fairly.

18
INTERACTIONS WITH HEALTHCARE PROFESSIONALS

We will operate in an ethical manner when interacting with healthcare professionals and we will abide by obligations to protect private patient information.

19
ANTITRUST AND COMPETITION LAWS

We will compete fairly and legitimately in the marketplace and not engage with others to set or fix prices.

20
INTERNATIONAL ISSUES

We will respect the laws and regulations of other countries in which we do business.

DESIGN: PROWOLFE PARTNERS IMAGES: GIANT CREATIVE STRATEGY, DAVID TISE, MATT MARCINKOWSKI, MARK GREEN PHOTOGRAPHY, RGG PHOTOGRAPHY

BioPharma™

PDL BioPharma, Inc. is a biopharmaceutical company focused on discovering, developing and commercializing innovative therapies for severe or life threatening illnesses. We currently market and sell a portfolio of leading products in the acute-care hospital setting in the United States and Canada and generate royalties through licensing agreements with top-tier biotechnology and pharmaceutical companies based on our pioneering humanized antibody technology. Currently, PDL's diverse late-stage product pipeline includes six investigational compounds in Phase 2 or Phase 3 clinical development for hepatorenal syndrome, inflammation and autoimmune diseases, cardiovascular disorders and cancer.

PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555
www.pdl.com